  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1998

                                                     REGISTRATION NO. 333-57313
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                              POST-EFFECTIVE
                                AMENDMENT NO. 1

                                      TO

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             LINDBERG CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    3398                    36-1391480
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
     INCORPORATION OR         CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                       6133 NORTH RIVER ROAD, SUITE 700
                           ROSEMONT, ILLINOIS 60018
                           TELEPHONE: (847) 823-2021
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

           STEPHEN S. PENLEY                       JOHN H. BITNER
    SENIOR VICE PRESIDENT AND CHIEF              BELL, BOYD & LLOYD
           FINANCIAL OFFICER           THREE FIRST NATIONAL PLAZA, SUITE 3300
         LINDBERG CORPORATION                  CHICAGO, ILLINOIS 60602
   6133 NORTH RIVER ROAD, SUITE 700           TELEPHONE: (312) 807-4306
       ROSEMONT, ILLINOIS 60018
       TELEPHONE: (847) 823-2021
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENTS FOR SERVICE)

                                  COPIES TO:
                                STEVEN J. GRAY
                       VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                       222 N. LASALLE STREET, SUITE 2600
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE: (312) 609-7500

                                ---------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE         TO BE      OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED        REGISTERED(1)   PER UNIT(2)      PRICE(2)         FEE
-----------------------------------------------------------------------------------
Common Stock, par value    1,150,000
 $.01 per share.........     shares        $18.125      $20,843,750     $10,806(3)
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Includes 150,000 shares which may be purchased pursuant to an over-allotment option granted by the Company to the Underwriters. Also includes 1,150,000 Common Share Purchase Rights evidenced by certificates of shares of Common Stock that automatically trade with such Common Stock. The Registrant hereby deregisters 460,000 shares and accompanying Rights previously registered.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act.

(3) Previously paid (based on 1,610,000 shares at $22.75 per share).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 28, 1998

                             1,000,000 SHARES

PROSPECTUS

                                      LOGO

                                  COMMON STOCK

  The 1,000,000 shares of common stock ("Common Stock") offered hereby (the "Offering") are being sold by Lindberg Corporation (the "Company").

  The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "LIND." On July 27, 1998, the closing price of the Common Stock as reported on the Nasdaq National Market was $18.125 per share. See "Price Range of the Common Stock; Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CON-
   TRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              PRICE TO     UNDERWRITING   PROCEEDS TO
               PUBLIC        DISCOUNT    COMPANY(1)(2)
------------------------------------------------------
Per Share    $              $              $
------------------------------------------------------
Total(3)     $              $              $
------------------------------------------------------

--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $300,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 150,000 shares at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $       , $        and $       , respectively.
    See "Underwriting."

                                 ------------

  The shares of Common Stock are offered severally by the Underwriters specified herein, subject to receipt and acceptance by them and subject to their right to reject any order, in whole or in part. It is expected that delivery of the certificates representing the shares will be made against
payment therefor in Chicago, Illinois, on or about          , 1998.

ABN AMRO INCORPORATED                                         MCDONALD & COMPANY
                                                               SECURITIES, INC.

                                         , 1998.

                                    [logo]


   [Map of the Company's facilities in the United States and photographs of selected operations of the Company.]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 OF THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements, including the related notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. References in this Prospectus to the "Company" or "Lindberg" are to Lindberg Corporation and its consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, all financial information refers to results from continuing operations.

                                  THE COMPANY

OVERVIEW

  Lindberg is the largest commercial heat treating company in the United States, with operations in major industrial centers throughout the country. The Company serves more than 9,000 customers in diverse industries, including commercial aerospace, automotive/light truck, off-road vehicle, oilfield equipment, defense, consumer products, tool and die, agriproducts and a variety of other industries. Through both internal growth and acquisitions, the Company currently operates 25 heat treating plants, and four heat treating facilities located on the premises of customers, in 14 states. These 29 facilities are grouped into 20 divisions.

  Lindberg provides a wide range of heat treating processes, in which ferrous, aluminum and other specialty metals are exposed to precise temperatures and other conditions to improve mechanical properties, durability and wear resistance. The Company provides these services to larger industrial manufacturers with high volumes and a variety of products as well as small, specialized manufacturers. Typical products that the Company heat treats are aircraft components, automotive parts, machine tools and dies, oilfield drill rig parts, consumer products and a variety of other metal products.

  The Company has established itself as a leading commercial heat treater based on its key competitive strengths, including its high level of quality and service, technical expertise, network of facilities, industry certifications and national reputation. The Company delivers high quality service on a timely basis, while its technical expertise provides the capability to develop customized solutions that meet specific customer needs. Many of the Company's facilities are strategically located in major industrial centers in the Midwest, California, Texas and the Northeast. This network allows the Company to offer a wide range of services within close proximity to its customers. The Company also offers dedicated heat treating services to certain larger customers under long-term contracts through its Strategic Partnership 2000 ("SP 2000") program. This program was developed to (i) provide services to manufacturers that perform their own heat treating in-house, (ii) retain existing customers whose high heat treating volume may justify moving the process in-house and (iii) capture additional volume from customers that may be using multiple heat treaters.

  The Company's net sales increased from $59.4 million in 1994 to $88.8 million in 1997 and, over the same period, operating earnings increased from $4.9 million to $13.3 million and diluted earnings per share from continuing operations increased from $.51 per share to $1.41 per share. Net sales increased from $20.6 million in the first quarter of 1997 to $30.9 million in the first quarter of 1998 and, over the same period, operating earnings increased from $2.6 million to $4.9 million and diluted earnings per share from continuing operations increased from $.27 per share to $.48 per share.

INDUSTRY

  Heat treating is performed either in-house in captive departments of manufacturers or externally by a commercial heat treating company such as Lindberg. Commercial heat treaters are independent companies that specialize in heat treating or other metal treatments and serve a large number of customers across a variety of industries. The U.S. Department of Commerce reported sales by commercial heat treating companies of approximately $2 billion in 1996. Management believes that this $2 billion represents about 10% of the annual heat treating performed in the U.S., with the balance performed in captive heat treating departments. Commercial heat treating sales, as compiled by the Metal Treating Institute, an industry association, have grown at a compound annual rate of approximately 8% to 9% from 1993 through 1997.

  Due to the time and costs associated with transporting materials and customers' need for quick turnaround of heat treated products, commercial heat treating has developed as a regional industry, with customers typically located within 100 to 200 miles of the heat treating supplier. Consequently, the commercial heat treating industry is highly fragmented and presents opportunities for consolidation. Smaller heat treaters have been motivated to combine with larger companies due to increasing regulatory and certification requirements, ongoing capital expenditures necessary to remain competitive and increasing demand for technical expertise. In addition, a number of industry participants have acquired heat treaters in order to expand their geographical presence and provide expanded or enhanced service capabilities.

BUSINESS STRATEGY

  Management believes that the market environment has created opportunities for the Company to strengthen its market position and enhance profitability by meeting its customers' service requirements of quality, cost and on-time delivery. To that end, the Company pursues an internal operating strategy and an active acquisition strategy.

 OPERATING STRATEGY

  The operating strategy involves a combination of the following: (i) focusing on service and quality designed to improve customer satisfaction and retention;
(ii) providing customers with a high degree of technical expertise and in depth industry knowledge; (iii) emphasizing process improvements and equipment utilization to increase productivity; (iv) operating on a decentralized basis so that each division can react quickly and effectively to local market conditions; (v) emphasizing employee ("associate") training and involvement in all phases of the Company's operations; and (vi) attracting and retaining large volume customers through a program that offers customers dedicated heat treating services.

 ACQUISITION STRATEGY

  As industry consolidation continues, the Company expects acquisitions to be an important part of its growth strategy. The Company is interested in acquiring profitable, well run businesses that complement its heat treating operations by increasing its existing market presence, providing an entry into new regions or expanding its service offerings. By increasing the number of facilities in a particular region, the Company can provide a more comprehensive and higher level of service. Newly acquired companies in existing markets often provide an opportunity for the Company to balance its production capacity within a region. The Company also seeks to acquire businesses that are based in markets in which Lindberg is not yet established, or that would expand the Company's service offerings, such as coatings, forming or other ancillary services. The Company seeks to improve operations of acquired businesses by sharing established operating know-how, technology, technical expertise, industry knowledge and financial resources and by leveraging Lindberg's national reputation.

DIVESTITURE OF PRECISION PRODUCTS

  In the fourth quarter of 1997, the Company established a plan to divest itself of its Precision Products business segment. This segment consisted of two aluminum die casting facilities (Impact Industries, Inc. and Arrow-Acme Company) and one aluminum semi-permanent mold foundry (Harris Metals). The Company reclassified its consolidated financial statements for 1997 and prior periods to report that segment as discontinued operations. At December 31, 1997, net assets (less the allowance for an estimated after-tax loss of $5.9 million) of the discontinued operations totaled $17.5 million. The Company believes that the divestiture will enable the Company to focus on its core competency and to pursue growth opportunities in heat treating or ancillary services.

  In April 1998, the Company sold substantially all of the operating assets of Impact Industries, Inc. and in June 1998, the Company completed the sale of the assets of Harris Metals. The Company expects the divestiture of the Precision Products business segment to be completed by the end of 1998.

RECENT DEVELOPMENT

  On July 20, 1998, the Company reported net sales for the quarter ended June 30, 1998 of $33.0 million, up 59% from $20.8 million for the second quarter of 1997. Approximately 85% of the year-to-year increase in net sales resulted from acquisitions in 1997 and 1998. Excluding acquisitions, the Company's remaining operations reported increased net sales of 9% overall. The Company's gross margin in the second quarter of 1998 improved to 31.4% from 27.8% in the second quarter of 1997. Net earnings from continuing operations in the second quarter of 1998 were $2.7 million, or $.52 per diluted share, an increase of 47% from $1.8 million, or $.37 per diluted share, for the corresponding period in 1997.

  Net sales for the six months ended June 30, 1998 increased to $63.9 million from $41.4 million for the first six months of 1997. Net earnings from continuing operations for the first six months of 1998 were $5.1 million, or $1.01 per diluted share, an increase of 64% from $3.1 million, or $.64 per diluted share, for the first six months of 1997.

                                ----------------

  The principal executive offices of the Company are located at 6133 North River Road, Suite 700, Rosemont, Illinois 60018, telephone: 847-823-2021.

                                  THE OFFERING

Common Stock offered by the Company.. 1,000,000 shares
Common Stock to be outstanding after
 the                                  5,866,581 shares (6,016,581 shares if the
 Offering (1)........................ Underwriters exercise the over-allotment option in full)
Use of Proceeds...................... To reduce bank debt
Nasdaq National Market symbol........ LIND

--------
(1) Based on 4,866,581 shares issued and outstanding as of May 31, 1998. Does not include 704,075 shares reserved for issuance upon exercise of outstanding stock options and stock options which may be granted under the Company's stock option plans. As of May 31, 1998, options to purchase 435,850 shares were outstanding, of which options for 216,875 shares were exercisable on that date.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  Set forth below is summary historical consolidated financial information and certain adjusted financial information of the Company. The consolidated financial information as of and for the five years ended December 31, 1997 set forth below has been derived from consolidated financial statements audited by Arthur Andersen LLP, independent public accountants. The consolidated financial data as of and for the three months ended March 31, 1998 and 1997 has been derived from unaudited condensed consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements and the accompanying notes appearing elsewhere in this Prospectus.

                          THREE MONTHS
                         ENDED MARCH 31,         YEARS ENDED DECEMBER 31,
                         ---------------  -------------------------------------------
                          1998    1997     1997        1996    1995    1994    1993
                         ------- -------  -------     ------- ------- ------- -------
                             (IN THOUSANDS, EXCEPT PER SHARE AND PLANT DATA)
STATEMENT OF EARNINGS
 DATA:
 Net Sales.............. $30,872 $20,646  $88,784     $72,776 $67,967 $59,380 $55,609
 Gross Profit...........   9,600   5,472   25,092      20,257  19,265  15,028  12,905
 Operating Earnings
  (Loss)................   4,876   2,574   13,317       9,643   8,036   4,865  (5,742)(1)
 Earnings (Loss) from
  Continuing Operations
  Before Income Taxes...   4,100   2,203   11,636       8,131   7,013   4,076  (6,073)
 Earnings (Loss) from
  Continuing Operations.   2,440   1,311    6,961       4,838   4,173   2,443  (3,766)
 Earnings (Loss) from
  Discontinued
  Operations, Net of
  Income Taxes..........     --     (206)  (6,698)(2)     178   1,462   1,931     948
 Net Earnings (Loss)....   2,440   1,105      263       5,016   5,635   4,374  (1,318)(3)
DILUTED EARNINGS PER
 SHARE(4):
 Earnings (Loss) from
  Continuing Operations. $   .48 $   .27  $  1.41     $   .99 $   .88 $   .51 $  (.48)
 Earnings (Loss) from
  Discontinued
  Operations............     --     (.04)   (1.36)        .04     .30     .41     .20
 Net Earnings (Loss)....     .48     .23      .05        1.03    1.18     .92    (.28)
 Weighted Average Shares
  Outstanding and
  Equivalents...........   5,042   4,869    4,933       4,861   4,763   4,758   4,710
OTHER INFORMATION:
 Capital Expenditures... $ 2,316 $ 1,154  $ 7,336     $ 5,365 $ 4,029 $ 4,396 $ 2,565
 Depreciation and
  Amortization..........   1,471     951    4,204       3,695   3,459   3,258   3,457
 Number of Plants at
  Period-End............      28      21       26          22      21      19      19
STATEMENT OF EARNINGS
 DATA, AS
 ADJUSTED(5)(6):
 Earnings from
  Continuing Operations. $ 2,605 $ 1,476  $ 7,593
 Diluted Earnings per
  Share from Continuing
  Operations............     .43     .25     1.28

                                                            AT MARCH 31, 1998
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(5)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Working Capital........................................ $ 18,385    $ 18,385
 Total Assets...........................................  102,764     102,764
 Total Debt.............................................   44,526      27,970
 Total Stockholders' Equity.............................   34,254      50,810

--------
(1) Includes a provision of $8,261,000 ($5,122,000 after-tax) for the restructuring of the Company's heat treating operations.
(2) Includes a net charge of $5,944,000 related to the discontinuance of the Company's Precision Products segment.
(3) Includes a gain of $1,500,000 representing the cumulative effect of adopting SFAS 109, "Accounting for Income Taxes."
(4) Earnings per share have been restated to comply with SFAS No. 128, "Earnings Per Share."

(5) Adjusted to give effect to the Offering at an assumed offering price of $18.125 per share and after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds of the Offering to repay indebtedness which was outstanding during the periods presented for the Statement of Earnings data and as of March 31, 1998 for the Balance Sheet data. The adjusted financial information is not necessarily indicative of the future results of operations and financial position of the Company or the results of operations and financial position that would have actually occurred had the Offering been in effect for the periods or as of the date presented.

(6) Historical and As Adjusted Basic Earnings per Share from Continuing Operations were $.50, $.27 and $1.45, and $.45, $.25 and $1.31, respectively, for the three months ended March 31, 1998 and 1997 and the year ended December 31, 1997.

                STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  Statements in this Prospectus or in documents incorporated herein by reference that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future revenues, expenses and profits. These forward-looking statements are subject to known and unknown risks, uncertainties or other factors which may cause the actual results of the Company to be materially different from the historical results or from any results expressed or implied by the forward-looking statements. Such risks and factors include, but are not limited to, those discussed below under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition." All cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear.

                                 RISK FACTORS

  An investment in the Common Stock involves certain risks. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus or incorporated herein by reference, before purchasing the Common Stock.

ECONOMY; INDUSTRY CONCENTRATION

  The Company provides services to customers operating across a wide range of manufacturing industries, and its financial results have historically followed general economic conditions in the United States. The Company has benefited from the strong U.S. economy in recent years. However, a prolonged retrenchment in the general U.S. economy could have a material adverse effect on the Company's operating results and, ultimately, financial condition. In addition, due to the high fixed cost structure of the heat treating business, a reduction in the Company's sales volume can have a disproportionately adverse effect on its profitability.

  The Company estimates that customers serving the aerospace and automotive industries currently account for approximately 30% to 35% and 15% to 20%, respectively, of the Company's net sales. See "Business--Customers." A significant decline in either commercial aircraft or automobile production could have a material adverse effect on the Company's business and financial condition, if the Company were unable to replace such business with orders from other industries. The Company's concentration in certain industries may change depending on the Company's acquisitions and the condition of the industries served by the Company.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  The Company's growth strategy includes acquisitions of heat treating businesses that complement its current operations. Although the Company believes that there are many suitable acquisition candidates, it may not be able to capitalize on certain opportunities due to potential sellers' valuations and competition from other prospective buyers. The Company's acquisition activities may involve certain other risks, including potential disruption to the Company's ongoing business, integration difficulties, difficulty implementing uniform standards, controls, procedures and policies, potential impairment of relationships with employees and customers, and potential liabilities of an acquired company. Future acquisitions may be financed by internally generated funds, bank borrowings, or public offerings or private placements of equity or debt securities, to the extent such financing opportunities are available to the Company. Any acquisitions funded by equity of the Company may be dilutive.

APPROVED VENDOR STATUS

  Many of the Company's customers are contractors or subcontractors to major manufacturers that impose stringent quality standards and that require their contractors and subcontractors to use only approved vendors. The Company is an approved vendor for these major manufacturers and, as an approved vendor, it is subject to periodic audit and renewal of certifications. Should the Company lose its status as an approved vendor for one or more major manufacturers, the Company may suffer a loss in revenues and may incur additional costs in connection with seeking recertification.

ENVIRONMENTAL REGULATIONS

  The Company is subject to federal, state and local environmental laws and regulations concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material adverse effect on the Company. However, there can be no assurance that changes in these laws and regulations or in their enforcement, or the discovery of new environmental issues requiring corrective measures in the future, will not adversely affect the Company's capital expenditures, earnings and competitive position. See "Business--Environmental Regulation."

PRODUCT AND OTHER LIABILITIES

  The Company's business may expose it to potential product liability claims in the event that a failure of a product containing parts treated by the Company results in personal injury or death. In addition, if any product with parts treated by the Company proves to be defective, the Company may be required to participate in a recall involving such product. Although the Company maintains various types of insurance coverage, there can be no assurance that such coverage will be adequate for liabilities that may be incurred or that it will continue to be available on terms acceptable to the Company.

  The Company believes that it is in material compliance with applicable laws and regulations relating to occupational hazards and safety. However, the Company's operations entail risk of injury to production workers. There can be no assurance that the Company will not incur material costs and liabilities in connection with personal injuries suffered by its associates.

RISKS ASSOCIATED WITH GOVERNMENT PROGRAMS

  The Company estimates that approximately 5% to 10% of the Company's net sales are generated from government contractors and subcontractors whose products are used by the defense industry. As a service provider to contractors and subcontractors of the U.S. government, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contracts. Although the Company believes that it is in material compliance with all such laws, any future violation could result in civil liability, cancellation or suspension of existing contracts or ineligibility for future contracts funded in whole or in part with federal funds. Future changes in these rules, regulations and orders may make compliance substantially more costly. In addition, a significant reduction in defense budgets in the future may adversely affect the Company's volume and margins.

  The Company is the subject of a pending investigation by the government and a qui tam (whistle-blower) lawsuit regarding alleged violations of the Federal False Claims Act. Although the activities that are the subject of the investigation and lawsuit appear to relate to only one plant, no assurance can be given that the investigation or lawsuit will not materially adversely affect the Company. See "Business--Litigation."

COMPETITION

  Competition in the heat treating industry is intense. Companies generally compete on a local level for customers in a defined geographic area on the basis of timely delivery, quality and price. In certain markets, the Company competes against companies that may have larger facilities and greater resources in those markets.

DEPENDENCE UPON KEY PERSONNEL

  The Company's continued success will depend to a large extent upon the abilities and continued efforts of its senior management and upon the Company's ability to attract and retain highly qualified personnel, including personnel associated with businesses acquired by the Company. The loss of key members of the Company's management team could adversely affect the Company's results of operations and future growth prospects.

VOLATILITY OF STOCK PRICE; LIMITED PUBLIC FLOAT

  The market price of the Common Stock is affected by a number of factors, including limited trading volume, variations in the Company's operating results, evolving business prospects and competitors, as well as general conditions in the economy and the financial markets. Also, the equity markets generally have experienced significant price and volume fluctuations in recent years. This volatility can impact significantly the stock price of many companies for reasons unrelated to their performance.

  Although a public market exists for the Common Stock, trading activity has been limited. Due to the relatively small number of shares currently outstanding, the trading of a relatively small number of shares could subject the stock price to volatility and significantly affect the market price of the Common Stock.

LIMITATIONS ON CHANGE IN CONTROL

  Certain provisions in the Company's Certificate of Incorporation and By-laws may have the effect of delaying, deferring or preventing a change in control of the Company, even if such a change would be beneficial to many stockholders. These provisions include a staggered board and super-majority stockholder vote or approval by a super-majority of the Board of Directors for a change in the number of directors. In addition, the board of directors has the authority, without further action by the stockholders, to issue up to one million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to a maximum of 25 million shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders. The Company's stockholder rights plan may also have the effect of discouraging a change in control of the Company, as could the elimination of stockholder action by written consent without a meeting, as the Company's charter provides. A two-thirds vote of the holders of the Company's voting securities is required for certain mergers and other major corporate transactions with holders of 10% or more of the Company's voting securities without approval of the Company's Board of Directors prior to such 10% ownership. Further, the Company has not opted out of the provision under Delaware law that imposes certain restrictions on any business combination between the Company and an "interested stockholder" as defined in the Delaware statute. See "Description of Capital Stock--Anti-Takeover Effects of the Company's Governing Documents and Delaware Corporate Law."

                                USE OF PROCEEDS

  The Company estimates the net cash proceeds from the Offering to be approximately $16.6 million at an assumed offering price of $18.125 per share, after paying the underwriting discount (approximately $1.3 million) and the expenses of the Offering (such as legal, accounting and printing costs, which the Company estimates to be approximately $300,000). If the Underwriters exercise their over-allotment option in full, the net cash proceeds are estimated to be approximately $19.1 million.

  The Company intends to use all of the net proceeds to repay outstanding indebtedness under its revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility will expire in April 2000 and, at May 31, 1998, the Company's borrowings totaled $28 million under the Revolving Credit Facility. These borrowings had an effective interest rate of 6.6% per annum in 1997 and 6.7% per annum in the first quarter of 1998. Of the outstanding revolving credit borrowings, approximately $20 million were incurred in the twelve months ended May 31, 1998. This primarily reflected the use of funds for acquisitions and capital expenditures, offset to some degree by funds generated by operations and proceeds from the sale of Impact Industries, Inc. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                       PRICE RANGE OF THE COMMON STOCK;
                                DIVIDEND POLICY

  The Common Stock is quoted on the Nasdaq National Market under the symbol "LIND." The table below shows the range of high and low sales prices of the Common Stock, as reported by the Nasdaq National Market, for the periods indicated.

                                                                 HIGH     LOW
                                                                ------- --------
      1996:
        First quarter.......................................... $10 1/4 $ 6 3/8
        Second quarter.........................................  11       8 1/4
        Third quarter..........................................  11 1/8   8 3/4
        Fourth quarter.........................................  11       9 1/4
      1997:
        First quarter..........................................  10       8 1/2
        Second quarter.........................................   9 1/4   8 1/2
        Third quarter..........................................  12 1/2   8 7/8
        Fourth quarter.........................................  16      11 3/4
      1998:
        First quarter..........................................  18 1/8  12 3/4
        Second quarter.........................................  25      16 3/4
        Third quarter (through July 27, 1998)..................  20 1/4  17 9/16

  On July 27, 1998, the closing price of the Common Stock was $18.125 per share, and there were approximately 450 stockholders of record on that date.

  The Company has paid quarterly cash dividends on the Common Stock on a regular basis since 1959. The Company paid quarterly cash dividends of $.07 per share in the first three quarters of 1996. Commencing in the fourth quarter of 1996, the quarterly cash dividend was increased to $.08 per share. In determining whether to declare a cash dividend, the Board of Directors will consider the Company's earnings, consolidated financial condition and results of operations, taxes, legal restrictions, general economic conditions and other factors. The Company intends to continue to pay regular quarterly cash dividends on its Common Stock, subject to the Company's need for those funds and compliance with financial covenants under the Company's financing arrangements.

  The Company's Note Agreement for its $10,000,000 Principal Amount 7.16% Senior Notes due October 30, 2002 contains restrictions on the declaration or payment by the Company of cash dividends or other distributions in respect of its capital stock unless certain financial requirements are met. At March 31, 1998, approximately $5.0 million was not so restricted, which amount would be increased by approximately $16.6 million upon completion of this Offering.

                                CAPITALIZATION

  The following table sets forth the consolidated short-term debt and capitalization of the Company at March 31, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby by the Company and the application of the net proceeds from such sale. This table should be read in conjunction with the Company's consolidated financial statements and the related notes and other financial information included in this Prospectus or incorporated herein by reference.

                                                            MARCH 31, 1998
                                                        -----------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                        -------  --------------
                                                            (IN THOUSANDS)
Short-Term Debt, including Current Maturities of Long-
 Term Debt............................................. $ 8,463     $ 8,463
Long-Term Debt (Less Current Maturities)...............  36,063      19,507
                                                        -------     -------
    Total Debt.........................................  44,526      27,970
Stockholders' Equity:
  Common Shares, $2.50 par value:
    Authorized 12,000,000 shares;
    Issued 5,673,397 shares(2).........................  14,183          67 (3)
  Additional Paid-In Capital...........................   1,529      32,201 (3)
  Retained Earnings....................................  23,431      23,431
  Treasury Shares (826,216 shares) at cost.............  (4,735)     (4,735)
  Underfunded Pension Liability Adjustment.............    (154)       (154)
                                                        -------     -------
    Total Stockholders' Equity.........................  34,254      50,810
                                                        -------     -------
Total Capitalization................................... $78,780     $78,780
                                                        =======     =======

--------

(1) As adjusted to reflect (i) the sale of 1,000,000 shares of Common Stock in the Offering at an assumed offering price of $18.125 per share, net of the underwriting discount and estimated expenses, and (ii) the application of all of the anticipated net proceeds from the Offering to reduce certain bank indebtedness of the Company. See "Use of Proceeds."
(2) Excludes 704,075 shares reserved for issuance upon exercise of outstanding stock options and stock options which may be granted under the Company's stock option plans. At May 31, 1998, options to purchase 435,850 shares were outstanding, of which options for 216,875 shares were exercisable on that date.
(3) As adjusted to reflect the amendment to the Company's Certificate of Incorporation effective April 24, 1998, pursuant to which the par value of the Common Stock has been changed to $.01 per share, the number of authorized shares of Common Stock was increased to 25,000,000 and a new class of 1,000,000 shares of preferred stock, issuable in series, was authorized.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Set forth below is selected historical consolidated financial information and certain adjusted financial information of the Company. The consolidated financial information as of and for the five years ended December 31, 1997 set forth below has been derived from consolidated financial statements audited by Arthur Andersen LLP, independent public accountants. The consolidated financial data as of and for the three months ended March 31, 1998 and 1997 has been derived from unaudited condensed consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements and the accompanying notes appearing elsewhere in this Prospectus.

                           THREE MONTHS
                          ENDED MARCH 31,              YEARS ENDED DECEMBER 31,
                         ------------------  ---------------------------------------------------
                           1998      1997      1997         1996      1995      1994      1993
                         --------  --------  --------     --------  --------  --------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE AND PLANT DATA)
STATEMENT OF EARNINGS
 DATA:
 Net Sales.............. $ 30,872  $ 20,646  $ 88,784     $ 72,776  $ 67,967  $ 59,380  $ 55,609
 Cost of Sales..........  (21,272)  (15,174)  (63,692)     (52,519)  (48,702)  (44,352)  (42,704)
                         --------  --------  --------     --------  --------  --------  --------
 Gross Profit...........    9,600     5,472    25,092       20,257    19,265    15,028    12,905
 Selling and
  Administrative
  Expenses..............   (4,724)   (3,154)  (13,211)     (11,507)  (11,530)  (10,217)  (10,386)
 Equity in Earnings of
  Partnership...........      --        256     1,436          893       301        54       --
 Restructuring Charge...      --        --        --           --        --        --     (8,261)
                         --------  --------  --------     --------  --------  --------  --------
 Operating Earnings
  (Loss)................    4,876     2,574    13,317        9,643     8,036     4,865    (5,742)
 Interest Expense (Net).     (776)     (371)   (1,681)      (1,512)   (1,638)     (789)     (331)
 Gain on Asset
  Conversion............      --        --        --           --        615       --        --
                         --------  --------  --------     --------  --------  --------  --------
 Earnings (Loss) from
  Continuing Operations
  Before Income Taxes...    4,100     2,203    11,636        8,131     7,013     4,076    (6,073)
 Provision (Benefit) for
  Income Taxes--
  Continuing Operations.    1,660       892     4,675        3,293     2,840     1,633    (2,307)
                         --------  --------  --------     --------  --------  --------  --------
 Earnings (Loss) from
  Continuing Operations.    2,440     1,311     6,961        4,838     4,173     2,443    (3,766)
 Earnings (Loss) from
  Discontinued
  Operations, Net of
  Income Taxes..........      --       (206)   (6,698)(1)      178     1,462     1,931       948
                         --------  --------  --------     --------  --------  --------  --------
 Net Earnings (Loss).... $  2,440  $  1,105  $    263     $  5,016  $  5,635  $  4,374  $ (1,318)(2)
DILUTED EARNINGS PER
 SHARE(3):
 Earnings (Loss) from
  Continuing Operations. $    .48  $    .27  $   1.41     $    .99  $    .88  $    .51  $   (.48)
 Earnings (Loss) from
  Discontinued
  Operations............      --       (.04)    (1.36)         .04       .30       .41       .20
 Net Earnings (Loss)....      .48       .23       .05         1.03      1.18       .92      (.28)
 Weighted Average Shares
  Outstanding and
  Equivalents...........    5,042     4,869     4,933        4,861     4,763     4,758     4,710
BALANCE SHEET DATA:
 Working Capital........ $ 18,385  $ 31,322  $ 16,147     $ 30,100  $ 29,237  $ 23,726  $  8,616
 Total Assets...........  102,764    74,638    89,563       74,888    68,639    65,878    48,223
 Total Debt.............   44,526    21,901    36,166       21,601    18,900    17,900     7,780
 Total Stockholders'
  Equity................   34,254    33,935    32,091       33,047    29,182    24,669    21,155
OTHER INFORMATION:
 Capital Expenditures... $  2,316  $  1,154  $  7,336     $  5,365  $  4,029  $  4,396  $  2,565
 Depreciation and
  Amortization..........    1,471       951     4,204        3,695     3,459     3,258     3,457
 Number of Plants at
  Period-End............       28        21        26           22        21        19        19
STATEMENT OF EARNINGS
 DATA, AS
 ADJUSTED(4)(5):
 Earnings from
  Continuing Operations. $  2,605  $  1,476  $  7,593
 Diluted Earnings per
  Share from Continuing
  Operations............      .43       .25      1.28

--------
(1) Includes a net charge of $5,944,000 related to the discontinuance of the Company's Precision Products segment.
(2) Includes gain of $1,500,000 representing the cumulative effect of adopting SFAS 109, "Accounting for Income Taxes."
(3) Earnings per share have been restated to comply with SFAS No. 128, "Earnings Per Share."

(4) Adjusted to give effect to the Offering at an assumed offering price of $18.125 per share and after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds of the Offering to repay indebtedness which was outstanding during the periods presented. The adjusted financial information is not necessarily indicative of the future results of operations and financial position of the Company or the results of operations and financial position that would have actually occurred had the Offering been in effect for the periods or as of the date presented.

(5) Historical and As Adjusted Basic Earnings per Share from Continuing Operations were $.50, $.27 and $1.45, and $.45, $.25 and $1.31, respectively, for the three months ended March 31, 1998 and 1997 and the year ended December 31, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

  The Company was founded in 1922 and, through internal growth and external acquisitions, has become the largest provider of commercial heat treating in the nation, operating 29 facilities located across the country. Over the past year, management has repositioned the Company in order to take advantage of the growth opportunities in its core heat treating operations. With the planned divestiture of the Precision Products segment discussed below, the Company's operating, managerial and financial resources are focused on enhancing the performance of existing heat treating operations and expanding the Company's presence through strategic acquisitions in existing and new markets.

  In addition to expanding its business internally, the Company continues to seek external growth by acquisitions of profitable, well-run companies that will complement its existing heat treating operations. Since 1994, the Company has acquired seven heat treating businesses. In 1997, the Company acquired Ticorm, Inc. and purchased the 50% interest in Alumatherm Heat Treating Company not already owned by the Company. Ticorm and Alumatherm are Los Angeles-based heat treating businesses that serve primarily the commercial aerospace industry. In 1998, the Company acquired Industrial Steel Treating Co. and Fabriform Metal Brazing Inc., two related facilities in the Los Angeles area that also serve principally the commercial aerospace industry. Also in 1998, the Company acquired Houston Heat Treating Company, a Houston-based heat treating business that serves the oilfield equipment industry. The Company has identified a number of other acquisition candidates and will continue to evaluate these and other opportunities.

  In the fourth quarter of 1997, the Company established a plan to divest its Precision Products business segment and sell the underlying facilities so that the Company could focus its resources on its higher margin, core heat treating business. At year-end 1997, the Company reported the Precision Products business as discontinued operations and recorded an after-tax charge of $5.9 million related to the estimated loss on the sale of the three facilities in this segment. The Company completed the sale of certain assets of two of the Precision Products facilities, Impact Industries, Inc. and Harris Metals, in April and June 1998, respectively. The Company expects to complete the divestiture of the Precision Products business segment by year-end 1998 and to use the proceeds to repay borrowings and to fund continued expansion of its heat treating operations, including acquisitions.

RESULTS OF OPERATIONS

  The following table presents certain statement of earnings data expressed as a percentage of net sales for the periods presented.

                                                 THREE
                                                MONTHS
                                                 ENDED         YEARS ENDED
                                               MARCH 31,      DECEMBER 31,
                                              ------------  -------------------
                                              1998   1997   1997   1996   1995
                                              -----  -----  -----  -----  -----
   Net Sales................................. 100.0% 100.0% 100.0% 100.0% 100.0%
   Gross Profit..............................  31.1   26.5   28.3   27.8   28.3
   Selling and Administrative Expenses.......  15.3   15.3   14.9   15.8   17.0
   Operating Earnings........................  15.8   12.5   15.0   13.2   11.8
   Interest Expense (Net)....................   2.5    1.8    1.9    2.1    2.4
   Earnings from Continuing Operations.......   7.9    6.3    7.8    6.6    6.1

 First Quarter 1998 Compared to First Quarter 1997

  Net sales for the quarter ended March 31, 1998 were $30.9 million, up $10.2 million, or 50%, from $20.6 million for the corresponding period in 1997. Approximately 81% of the year-to-year increase in net sales resulted from acquisitions in 1997 and 1998. Excluding acquisitions, the Company's remaining operations reported increased net sales of 9% overall. Facilities serving aerospace markets experienced strong order rates in the first quarter of 1998, making a significant contribution to the total net sales increase.

  Gross profit for the first quarter of 1998 was $9.6 million, up $4.1 million, or 75%, from $5.5 million for the first quarter of 1997. The Company's gross margin in the first quarter of 1998 was 31.1%, compared to 26.5% in the corresponding period of 1997. The improved margin resulted as sales growth exceeded the increase in expenses due to the fixed nature of certain of the Company's operating costs. The improved margin also reflects the effect of recent acquisitions.

  Selling and administrative expenses for the first three months of 1998 were $4.7 million, compared to $3.2 million in the first quarter of 1997. The increase resulted largely from expenses associated with acquired companies. Selling and administrative expenses as a percentage of net sales were 15.3% for the first quarters of 1998 and 1997.

  Subsequent to the Company's acquisition of its partner's 50% interest in the Alumatherm partnership, the Company stopped recording equity in earnings of the partnership and, therefore, did not report any such earnings during the first quarter of 1998. During the first quarter of 1997, the Company reported equity in earnings of $256,000 from the Alumatherm partnership.

  Interest expense in the first three months of 1998 was $776,000, compared to $371,000 in the first quarter of 1997. This resulted from the increased level of borrowing for the Company's recent acquisitions. Borrowing rates were largely unchanged at 6.7% per annum.

  Reflecting the above, net earnings from continuing operations in the first quarter of 1998 were $2.4 million, up $1.1 million, or 86%, from $1.3 million for the corresponding period in 1997. Net earnings from continuing operations for the first quarter of 1998 were $.48 per diluted share, up $.21, or 78%, from $.27 per diluted share for the first quarter of 1997.

  As required by Accounting Principles Board Opinion No. 30, results of discontinued operations for the first quarter of 1998 were included in the reserve for loss on discontinued operations provided for previously. Discontinued operations reported a net loss of $206,000, or $.04 per diluted share, in the first quarter of 1997. Therefore, the Company reported net earnings of $1.1 million, or $.23 per share, for that period.

 1997 Compared to 1996

  Net sales in 1997 were $88.8 million, up $16.0 million, or 22%, from $72.8 million in 1996. The higher level of net sales resulted primarily from the acquisition of three heat treating companies from May 1996 through October 1997, expansion of the SP 2000 program during 1997 and growth at certain heat treating plants where customer demand was strong, in particular those serving the commercial aerospace industry. The acquisition of Vac-Hyd in 1996, and of Ticorm and Alumatherm in 1997, accounted for 48% of the increase in net sales for 1997. Also in 1997, the Company expanded the number of SP 2000 sites in operation to seven from six at the close of 1996. This program provided net sales in 1997 of $6.2 million in comparison to $3.9 million in 1996, thereby contributing to the overall increase in Company sales in 1997. Finally, while not all of the Company's heat treating plants generated sales growth in 1997 as compared to the prior year, heat treating operations in existence at the beginning of 1996 reported an overall 9% increase in net sales.

  Gross profit in 1997 was $25.1 million, up $4.8 million, 24%, from $20.3 million in 1996. The gross margin in 1997 was 28.3%, compared to 27.8% in the prior year. The increase in gross margin was related primarily to the higher level of net sales during 1997, providing incremental earnings in excess of the prior year's rate of gross margin. The improved gross margin was also the result of cost containment efforts.

  Selling and administrative expenses in 1997 were $13.2 million, compared to $11.5 million in 1996. Selling and administrative expenses as a percentage of net sales decreased to 14.9% in 1997 from 15.8% in 1996. The increase in the level of expenses in 1997 over the prior year resulted primarily from additional expenses of approximately $1.0 million incurred in connection with the acquisitions of Ticorm and Alumatherm.

  During 1997, for the first nine months of the year prior to the Company's acquisition of its partner's 50% interest in the joint venture, equity earnings related to the Alumatherm partnership recorded by the Company totaled $1.4 million. This compared to $893,000 recorded for the full year 1996.

  Interest expense in 1997 was $1.7 million, compared to $1.5 million in 1996. The increase resulted from the increased level of borrowings due to acquisitions. The average interest rate on borrowings in 1997 was 6.6% compared to 6.7% for 1996.

  Reflecting the above items, net earnings from continuing operations in 1997 were $7.0 million, up $2.1 million, or 44%, from $4.8 million in 1996. Net earnings from continuing operations in 1997 were $1.41 per diluted share, up $.42, or 42%, from $.99 per diluted share in 1996.

  The results of the Company's Precision Products segment, net of income taxes, are presented as discontinued operations. In 1997, an after-tax loss of $754,000 from operations was recorded compared to $178,000 in earnings for 1996. The loss from operations in 1997 resulted largely from a sales decline at the segment's Impact Industries plant. Also in 1997, the Company recorded a $5.9 million after-tax charge related to an estimated loss on the eventual sale of the segment's operations. The Company concluded to divest the Precision Products businesses and concentrate financial and operating resources on the higher margin core heat treating business, which had represented approximately 70% of total Company net sales during 1997. Net earnings for 1997 were $263,000, or $.05 per diluted share, as compared to $5.0 million, or $1.03 per diluted share, in 1996.

 1996 Compared to 1995

  Net sales for 1996 were $72.8 million, up $4.8 million, or 7%, from $68.0 million in 1995. The acquisition of Vac-Hyd accounted for approximately 40%, and new SP 2000 projects accounted for approximately 27%, of the increase in net sales in 1996. Excluding acquisitions and new SP 2000 net sales, heat treating operations in existence at the beginning of 1996 reported an overall 2% increase in net sales.

  Gross profit in 1996 was $20.3 million, up $1.0 million, or 5%, from $19.3 million in 1995. The Company's gross margin in 1996 was 27.8%, compared to 28.3% for the prior year. The decline in gross margin in 1996 resulted primarily from higher employee related costs, which more than offset the positive effect produced by the increase in net sales during 1996.

  Selling and administrative expenses in 1996 were $11.5 million, essentially unchanged from the prior year. Selling and administrative expenses as a percentage of net sales decreased to 15.8% in 1996 from 17.0% in 1995.

  In 1996, the Company recorded $893,000 in equity earnings related to its ownership in the Alumatherm partnership, up $592,000, or 197%, from $301,000 in 1995. This increase resulted from the partnership's strong sales and earnings growth primarily due to its participation in the improving commercial aerospace industry.

  Interest expense in 1996 was $1.5 million, compared to $1.6 million in 1995. This resulted from lower interest rates experienced during 1996, which more than offset higher levels of borrowings which the Company maintained during the year, in particular after the acquisition of Vac-Hyd in May 1996.

  Results in 1995 also included a $615,000 gain related to a fire at the Company's facility in Solon, Ohio. The complete destruction of one major piece of equipment and subsequent capitalization of a new furnace resulted in an involuntary conversion gain reported as other income.

  Reflecting primarily the above factors, net earnings from continuing operations in 1996 were $4.8 million, up $665,000, or 16%, from $4.2 million in 1995. Net earnings from continuing operations in 1996 were $.99 per diluted share, compared to $.88 per diluted share in 1995.

  The Company's discontinued Precision Products segment recorded after-tax earnings of $178,000 in 1996, compared to $1.5 million in 1995. The reduced level of earnings in 1996 resulted from lower net sales within the segment for the year, principally at the Impact Industries operation. Net earnings for 1996 were $5.0 million, or $1.03 per diluted share, as compared to $5.6 million, or $1.18 per diluted share, in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1998, the Company's total debt was $44.5 million, an increase of $8.4 million from $36.2 million outstanding at December 31, 1997. The Company's total debt to capitalization ratio was 57% at the end of the first quarter of 1998 compared to 53% at the end of 1997.

  The level of debt increased in the first quarter of 1998 primarily as a result of the acquisition of Industrial Steel Treating Co. and Fabriform Metal Brazing, Inc. for a purchase price, net of cash received, of $10.6 million. This transaction was funded with additional borrowings under the Company's Revolving Credit Facility. The cash effect of this purchase was offset to a degree by cash generated from operations during the quarter, which was used to repay debt.

  Capital expenditures for the first three months of 1998 were $2.3 million, increased from $1.2 million in the corresponding period of 1997. The spending in the first quarter of 1998 related primarily to the acquisition of additional furnaces and equipment for expansion at certain facilities and for equipment under the SP 2000 program.

  In 1997, the Company's borrowings increased by $14.6 million to $36.2 million at year-end from $21.6 million at December 31, 1996. The ratio of debt to total capitalization was 53% at the close of 1997, as compared to 40% at year-end 1996.

  The most significant factor in the year-to-year increase in borrowing was the use of funds in 1997 for the acquisitions of Ticorm, Inc. for $3.8 million and the remaining 50% share of the Company's joint venture partnership Alumatherm from its partner for $12.8 million. The Company completed these acquisitions using a combination of bank borrowings and notes payable. At year-end 1997, the notes payable related to Ticorm in the amount of $1.9 million and Alumatherm in the amount of $6.3 million remained outstanding.

  Another significant use of funds in 1997 was for capital expenditures. The Company spent a total of $7.3 million on capital projects during 1997, as compared to $5.4 million in 1996. The figures for both 1997 and 1996 exclude amounts related to the purchase price of acquisitions and amounts related to discontinued operations. The Company made capital investments in 1997 primarily to accommodate new business opportunities and, to a lesser degree, upgrade facilities and equipment. Spending related to the Company's SP 2000 program represented about 25% of the total capital spending. Approximately 19% of 1996 capital spending was for SP 2000 projects. Also during 1997, the Company made significant capital outlays for new furnace installations at several of its heat treating facilities.

  Levels of working capital associated with accounts receivable and accounts payable increased slightly at the end of the first quarter of 1998 compared to year-end 1997 and increased at year-end 1997 from the prior year largely as a result of additional requirements related to businesses acquired in 1997. Since the Company's heat treating customers maintain ownership of products shipped to the Company for processing, the business does not have a working capital need related to inventories.

  During 1997, the Company made cash outlays related to environmental matters. These outlays largely included costs for consulting/engineering, legal support, and in certain cases, remediation. The Company believes it will continue to make such expenditures in the future, but that such spending will continue to have a limited effect on its financial condition and liquidity.

  During the first quarter of 1998, the Company paid cash dividends of $.08 per share, or a total of $387,000, compared to cash dividends of $.08 per share, or a total of $382,000, during in the first quarter of 1997. In 1997, the Company paid cash dividends totaling $.32 per share, which amounted to a total of $1.5 million paid to stockholders during the year. This represented an increase of 12% from the $1.4 million in cash dividends paid in 1996.

  In February 1998, the Company amended its Revolving Credit Facility to increase the total borrowing capacity under the facility from $35 million to $45 million, extend the maturity date of the agreement relating to the facility to April 2000 and adjust certain loan covenants. At March 31, 1998, the Company had $17 million available capacity under the amended Revolving Credit Facility.

  The Company believes that its borrowing capacity and funds generated from operations will be sufficient to meet currently foreseen capital investment and working capital needs in support of existing business both in 1998 and in the longer term. Proceeds from this Offering will be used to repay borrowings and to provide the Company with a sufficiently strong financial structure to fund additional investment opportunities through borrowings in the future.

INFLATION

  Although the Company cannot accurately determine the exact effect of inflation on its operations, it does not believe inflation had a material effect during the past three years on sales or results of operations.

POSSIBLE EFFECTS OF YEAR 2000

  The Company is continuing its investigation of the possible effect of the Year 2000 issue on its operating, accounting and other systems. Based on preliminary reviews, the Company believes that its internal systems and those supplied it by third parties are or will be Year 2000 compliant without any material additional expense. However, there can be no assurance that the Company's operations will not be adversely affected by this issue, particularly as it relates to compliance by the Company's customers and suppliers.

                                   BUSINESS

GENERAL

  Lindberg is the largest commercial heat treating company in the United States, with operations in major industrial centers throughout the country. The Company serves more than 9,000 customers in diverse industries, including commercial aerospace, automotive/light truck, off-road vehicle, oilfield equipment, defense, consumer products, tool and die, agriproducts and a variety of other industries. The Company was founded in 1922 and, through both internal growth and acquisitions, today operates 25 heat treating plants, and four heat treating facilities located on the premises of customers, in 14 states. These 29 facilities are grouped into 20 divisions, each with certain operational autonomy.

  Lindberg provides a wide range of heat treating processes, in which ferrous, aluminum and other specialty metals are exposed to precise temperatures and other conditions to improve mechanical properties, durability, and wear resistance. Among the many heat treating processes offered by the Company are hardening, tempering and annealing, solution treating and aging, surface treating, brazing and other specialty and ancillary processes. Lindberg provides these services to larger industrial manufacturers with high volumes and a variety of products as well as small, specialized manufacturers. Typical products that the Company heat treats are aircraft components, automotive parts, machine tools and dies, oilfield drill rig parts, consumer products and a variety of other metal products.

  Lindberg has established itself as a leading commercial heat treater based on its key competitive strengths, including its high level of quality and service, extensive technical expertise and network of facilities, industry certifications and national reputation. The Company delivers high quality service on a timely basis, while its technical expertise provides the capability to develop customized solutions that meet specific customer needs. The Company has developed its Benchmarks of Quality process, whereby it monitors 17 different measurements of quality throughout its heat treating operations. Many of the Company's facilities are strategically located in major industrial centers in the Midwest, California, Texas and the Northeast. This network allows the Company to offer a wide range of heat treating services in close proximity to its customers. Most of the Company's plants are recognized with third-party quality endorsements, such as ISO 9000, QS 9000, NADCAP, and AS 9000, and have approved vendor status for many major manufacturers. These certifications and approvals enable the Company to service products manufactured by or for some of the largest domestic manufacturers, and, increasingly, represent a barrier to entry for those heat treaters seeking to serve such manufacturers.

INDUSTRY

  Heat treating in the U.S. is performed in-house in captive heat treating departments of manufacturers or externally by a commercial heat treating company such as Lindberg. The U.S. Department of Commerce reported sales by commercial heat treating companies of approximately $2 billion in 1996. Management believes that $2 billion represents about 10% of the annual heat treating performed in the U.S., with the balance performed in captive heat treating departments. In-house heat treating facilities are typically part of a larger facility, such as a steel mill or an automobile components factory, whose large volumes justify a captive operation. Commercial heat treaters are independent companies that specialize in heat treating or other metal treatments and serve a large number of customers across a variety of industries. Commercial heat treating sales, as compiled by the Metal Treating Institute, an industry association, have grown at a compound annual rate of approximately 8% to 9% from 1993 through 1997.

  Due to the time and costs associated with transporting materials and customers' need for quick turnaround times for heat treated products, commercial heat treating has developed as a regional industry, with customers typically located within 100 to 200 miles of the heat treating supplier. Consequently, the commercial heat treating industry is highly fragmented. Commercial heat treaters are concentrated in major industrial centers of the country. Average 1997 revenues reported by the Metal Treating Institute members participating in its annual survey were approximately $4 million. Management estimates that the top five commercial heat treating companies in terms of revenues in the U.S. represent approximately 15% of the commercial market.

  The fragmented nature of the commercial heat treating industry presents opportunities for consolidation. Several factors have motivated smaller commercial heat treating owners to sell to larger commercial heat treaters, including increasing regulatory and certification requirements which are burdensome to smaller companies, capital expenditures necessary to remain competitive, increasing demand for technical expertise, and succession planning considerations. In addition, a number of industry participants have acquired heat treaters in order to expand their geographical presence and provide expanded or enhanced service capabilities.

  Management expects outsourcing to be a continuing opportunity in the heat treating industry. Many smaller companies involved in the manufacture of metal components outsource their heat treating requirements to commercial heat treaters in order to avoid the significant cost of heat treating equipment. In recent years, larger manufacturers have also outsourced their heat treating requirements due to the increased demand for technical expertise required in heat treating and the relatively small portion of the total cost of the finished product represented by heat treating.

BUSINESS STRATEGY

  Management believes that the market environment has created opportunities for the Company to strengthen its market position and enhance profitability by meeting its customers' service requirements of quality, cost and on-time delivery. To that end, the Company pursues an internal operating strategy and an active acquisition strategy.

 OPERATING STRATEGY

  The Company's operating strategy consists of the following elements.

  Focus on Service and Quality. The Company believes that maintaining and attracting new customers depend on its ability to address customer needs for service, timely delivery of products, quality and cost effectiveness. Heat treating is an essential part of the customers' manufacturing process, and customers depend on prompt, quality service to efficiently complete the manufacturing process. In 1990, the Company established a formal Benchmarks of Quality process to focus on improving every element of the business to establish Lindberg as the lowest total cost provider and the preferred business partner for its associates, customers, suppliers and stockholders. Key goals of the process are to improve customer satisfaction and retention by making on-time delivery, improving performance under the Company's Orders Done Right the First Time program, achieving external quality recognition and demonstrating process capability. Most of the Company's plants are recognized with third-party quality endorsements, such as ISO 9000, QS 9000, NADCAP and AS 9000, and have approved vendor status for many major manufacturers. Beyond these designations, the Company is committed to continuously improving and meeting its own rigorous internal standards for quality.

  Technical Expertise. The Company strives to provide high quality, value-added service by offering customers its technical expertise. At most facilities, a metallurgist with access to a historical database of heat treating processes is available to help customers, especially smaller or second-tier suppliers, determine appropriate processes and product specifications. For specialized needs, the Company can draw from widely varied skills and metallurgical knowledge throughout the organization. The ability to provide such value-added services to its customers gives the Company a competitive edge over smaller operators with fewer technical and financial resources.

  Process Improvements and Production Efficiencies. Among the goals of the Benchmarks of Quality process are waste reduction, increased productivity and greater equipment utilization. Technology plays an important role in helping Lindberg to reach these goals, although the heat treating industry tends to experience evolutionary, rather than revolutionary, changes in technology. Lindberg concentrates on the application of technology to improve efficiency of the processes rather than on the development of specific technology. The Company participates in national and international trade associations to remain current on technological developments. Recent equipment developments have focused on instrumentation, control and automation of existing processes.

The focus on process design and engineering is to create added value by new applications of existing metallurgical techniques. Installing new furnaces, upgrading systems and employing new heat treating or manufacturing techniques are some of the means to improve processes.

  Flexible, Decentralized Organization. The Company operates on a decentralized basis so that each division can react quickly and effectively to local market conditions. The Company's divisions have considerable autonomy in most operational areas, such as sales, pricing and hiring, and participate in strategic planning for their own markets. In addition, the Company's facilities tend to be clustered in certain geographic areas, which permits individual facilities to utilize additional capacity or other heat treating processes at alternate sites if necessary. In areas where the facilities are clustered, the flexibility to react speedily to changes in local market conditions and to provide a wide variety of specialized services quickly is a significant competitive advantage for the Company.

  Associate Involvement. All Company associates are involved in attaining strategic goals. To that end and in recognition of the value of skilled associates, the Company emphasizes effective training and motivation related to the work environment, safety, competency, communication, shared knowledge and other aspects of the business. The Company expects each of its associates to receive a minimum of 28 hours of annual training designed to improve services and processes at all levels. In tying performance-based bonus compensation to earnings and the attainment of other performance goals, the Company provides management with incentives to continue to strive for excellence.

  Strategic Partnerships. Management believes that approximately 90% of domestic heat treating is conducted in-house by manufacturers. Since 1991, the Company has offered dedicated heat treating services to certain larger customers under long-term contracts through its SP 2000 program. The Company initiated the SP 2000 program in an effort to (i) obtain new, large volume customers that currently perform their own heat treating, (ii) retain existing customers whose heat treating volumes may justify performing the process in-house and (iii) capture additional volume from customers that may be using multiple heat treaters. Under the SP 2000 program, the Company provides heat treating services to customers at the Company's facilities or on-site at the customers' facilities. The Company provides the technical expertise and, in some cases, the capital required to create a heat treating operation customized to meet the needs of the particular customer, and manages the operation for the customer. The program provides the customer with the benefit of Lindberg's delivery of high quality heat treating and metallurgical expertise, guaranteed capacity, reduced inventory, improved productivity and quick turnaround. Without the need to invest in equipment, training and management of the process, the customer will be free to concentrate on its core competencies. To date, the Company operates seven SP 2000 facilities and expects to commence an eighth operation in 1998.

 ACQUISITION STRATEGY

  As industry consolidation continues, the Company expects acquisitions to be an important part of its growth strategy. The Company is interested in acquiring profitable businesses that complement its heat treating operations, have a strong management team in place and can be purchased at reasonable prices.

  Increase Presence in Existing Markets. The Company intends to selectively acquire heat treating companies that further strengthen its market presence. The Company is interested in small specialty service companies as well as larger heat treating companies in markets in which it operates. By increasing the number of facilities in a particular region, the Company can provide a more comprehensive and higher level of service. For example, six of the recently acquired companies are located in Southern California, making the Company, management believes, the largest commercial heat treating company in that region.

  Enter New Markets. The Company seeks to acquire businesses that are based in markets in which Lindberg has no or a limited presence or that serve other industries. In these locations, the Company is primarily interested in larger heat treaters with market positions that provide an attractive platform for expansion. The Company will continue to monitor certain geographical regions and industries to identify attractive opportunities.

  Expand Service Offerings. Lindberg considers the acquisition of businesses that expand the Company's variety of service offerings. Potential new service offerings may include heat treating processes or other ancillary services that complement the Company's existing heat treating services, such as coatings or forming.

  Integrate and Enhance Newly Acquired Companies. The Company seeks to improve the operations of acquired businesses by sharing its established operating know-how, technology, technical expertise, industry knowledge and financial resources and by leveraging Lindberg's national reputation. In markets where the Company is well established, initial efforts at integrating acquisitions are aimed at increasing sales by exchanging market and customer information, combining sales and marketing efforts and sharing service capabilities, combining administrative functions and sharing facilities and equipment. Newly acquired businesses in existing markets often provide an opportunity for nearby Lindberg facilities to balance production capacity within a region.

SERVICES

  The Company offers a range of heat treating services for steel, aluminum, cast iron, titanium alloys and other metals. Services are performed on customer-provided products at various steps in the manufacturing cycle. The Company does not maintain a raw material inventory or own work-in-process. The range of processing offered by the Company requires different types and sizes of primary and secondary heat treating equipment.

  Heat treating improves the mechanical properties, performance, durability and wear resistance of metals and is an important step in many manufacturing processes involving metals. Heat treating can soften metal to improve formability, make a part harder to improve strength, put a hard surface on a relatively soft component to increase strength or abrasion resistance, put a corrosion-resistant surface on an item that would otherwise corrode or toughen a brittle product. Heat treated parts are essential to the operation of automobiles, aircraft, spacecraft, consumer products, and heavy equipment of every kind. Bearings, gears, aluminum bicycle frames, axles, fasteners, camshafts, crankshafts and cutting tools are examples of products that require heat treating.

  Heat treating is a process in which metal is heated and cooled under tight controls. Heat treating processes require three basic steps: (i) heating to a specified temperature, (ii) holding at that temperature for the appropriate amount of time, and (iii) cooling according to a prescribed method. Temperatures may range as high as 2400(degrees)F, and time at temperature may vary from a few seconds to as many as 60 hours or more. Some materials are cooled slowly in the furnace, but others must be cooled quickly, or "quenched." Primary quenching media include water, oils, gases and polymer solutions. Each quenching medium has specific characteristics that make it well-suited for certain applications.

  Of the Company's wide range of heat treating services, the following are the most common:

  HARDENING, TEMPERING AND ANNEALING are performed using a variety of media, including electric furnaces, neutral salt baths, press quenching and vacuum furnaces. The purpose of these processes is to create the ideal metallurgical properties in the treated material.

  SOLUTION TREATING AND AGING is performed on aluminum, titanium and stainless steel pieces to create desired properties of ductility and hardness throughout the piece.

  SURFACE TREATING utilizes a specialized furnace to heat steels to an appropriate temperature. Once the selected temperature is achieved, a carbon or nitrogen rich gas is introduced to the furnace and elements within the gas diffuse into the surface of the steel. The surface of the material is transformed into a tougher, more wear resistant structure, while the core of the material retains its ductility. Types of surface treatment include carburizing, nitriding, carbo nitriding and ferritic nitrocarburizing.

  BRAZING is a process which uses heat treating to bond two different pieces. The Company utilizes electric furnaces, vacuum furnaces and induction in its brazing process.

OPERATIONS

  The Company operates 25 of its own heat treating plants, each serving an average of 350 customers. A typical plant employs 20 to 70 individuals, including a division manager, a plant manager, sales personnel, a metallurgist, quality personnel and an office manager. Each facility operates 24 hours per day, five or more days per week, depending on volume or seasonal activity.

  Each plant is equipped with furnaces of various types, sizes and support equipment. Many pieces of primary equipment are capable of running several different processes. Auxiliary items include fixtures, atmosphere generators, material handling equipment, cleaning equipment and metallurgical testing equipment. Key suppliers provide electricity and natural gas. Other important purchased materials include quench oils, process gases, fixtures, maintenance supplies, laboratory and testing supplies and auxiliary equipment.

  Each plant is located in a major industrial area, in most cases serving customers in that region. The Company typically processes orders within one to five days. In addition, customers generally want to minimize the expense and risks associated with transporting their products over long distances to and from commercial heat treating plants. Consequently, customers tend to prefer heat treaters located in their own areas. They deliver and pick up their parts, or the plant provides some delivery with its own trucking. This market configuration has led to some degree of specialization for most of the Company's plants, with each plant focusing on the particular needs of its major customers in its area.

  Many large customers and end-users have the technical expertise to provide processing specifications on the components, which they design. However, smaller manufacturers and second-tier suppliers often specify only the material of construction and metallurgical properties required. In these cases, the Company's plants determine the proper heat treating processes and fixturing to meet customer requirements. This variety of needs creates a job shop environment where customized processing instructions are developed or reviewed for each part the plant processes.

  Because the industry is fragmented and localized, the Company's operations are decentralized so each plant can react quickly and effectively to local market conditions. The Company's divisions have considerable autonomy in most operational areas, including sales, pricing, hiring and the development of non-financial systems, and participation in strategic planning for their respective local markets.

  The Company's corporate office oversees the financial management of the Company and serves as a resource to the divisions in such areas as finance and human resources. Two group vice presidents at the corporate level oversee heat treating operations. The Company also maintains an operating staff which includes an engineering and market development manager, controller, and several quality, engineering, and information systems personnel to provide support to all heat treating operations.

  Each plant, generally, uses a common computer system located on site, which provides for order entry, billing, plant routing, shipping, and process management. The Company is developing new software, which will replace and enhance the functionality of the current proprietary system. The new system, expected to be installed and operational by 1999, will also provide the flexibility for the automation of other processes in the future.

  In April 1998, the Company announced the establishment of its first heat treating operation in Mexico. The site is expected to be operational in Monterrey during the third quarter of 1998. The Company intends to use the plant to establish a base of operations that could expand over time to meet other market needs, particularly the growing metal-working markets of northern Mexico.

PROPERTIES

  The principal plants of the Company, the approximate square footage and whether the plants are leased or owned are as follows:

            LOCATION                                SQUARE FEET LEASED OR OWNED
            --------                                ----------- ---------------
      Melrose Park, IL.............................   200,000       Owned
      Houston, TX (1)..............................   200,000       Owned
      Racine, WI...................................   193,500       Owned
      Solon, OH....................................    96,300       Owned
      Lansing, MI..................................    83,800       Owned
      Paramount, CA (1)............................    80,000       Leased
      Rancho Dominguez, CA.........................    55,000       Leased
      New Berlin, WI...............................    50,000       Owned
      St. Louis, MO................................    50,000       Owned
      Gardena, CA..................................    45,000       Leased
      Worcester, MA................................    45,000       Owned
      Huntington Park, CA (1)......................    40,000       Owned
      Minneapolis, MN..............................    40,000       Leased
      Westminster, CA..............................    38,400       Owned
      Berlin, CT...................................    36,700       Owned
      Santa Fe Springs, CA.........................    36,000       Leased
      Waterbury, CT................................    32,600       Leased
      Los Angeles, CA..............................    31,000       Owned
      Tulsa, OK....................................    30,300       Owned
      Wichita, KS..................................    30,000       Leased
      Garden Grove, CA.............................    21,000       Leased
      Rochester, NY................................    17,000       Leased
--------
(1) Consisting of two plants.

  The following SP 2000 operations are located in customer facilities at the locations indicated (in each case with no substantial occupancy charge):

          LOCATION                                  SQUARE FEET
          --------                                  -----------
      Wyomissing, PA...............................    15,000
      Bedford Heights, OH..........................     9,600
      Clintonville, WI.............................     5,000
      Downers Grove, IL............................     4,500

  The Company's corporate office consists of an 8,900-square-foot leased space located in Rosemont, Illinois. Four of the Company's leases will expire within the next three years, three of which are renewable at the option of the Company.

  The Company's facilities are suitable for their respective uses and are, in general, adequate for the Company's current needs. All facilities serve largely localized markets and customers. Those providing products in markets where economic activity is strong at any particular time operate at relatively high levels of plant utilization. The Company believes that it has sufficient capacity at its current facilities to absorb additional workloads at reasonably anticipated levels.

CUSTOMERS

  The Company serves about 9,000 customers that range from owner-operated job shops to large, national manufacturing companies. The Company's largest direct customer accounted for less than 3% of the Company's net sales in 1997. The ten largest customers, excluding SP 2000 customers, accounted for approximately 13% of net sales in 1997.

  The Company's customers are suppliers to companies operating in a variety of manufacturing industries, including commercial aerospace, automotive/light truck, off-road vehicle, oilfield equipment, defense, consumer products, building components, tool and die, agriproducts and a variety of other industries. The Company also provides heat treating services directly to those companies in such industries.

  Management estimates that customers serving the commercial aerospace industry currently account for approximately 30% to 35% of the Company's net sales and that customers serving the automotive/light truck industry account for approximately 15% to 20% of net sales. These estimates are based on an annual survey of the Company's division managers and reflect the knowledge of each division's customer base. Because the Company provides heat treating services at different stages of the manufacturing process to a wide range of manufacturers and their suppliers in a variety of industries, the Company cannot measure precisely its penetration of specific industries.

SALES AND MARKETING

  Each division within the Company has its own sales function, coordinated regionally if appropriate. Each plant is responsible for developing and distributing its own brochures and sales materials. Minimal advertising is employed on a local basis.

  The Company's sales force consists of one or two sales representatives per plant. In addition, each division manager is actively involved in local sales efforts. These individuals are responsible for customer service, pricing and quoting at their location. Local sales efforts are enhanced by plant metallurgists who may discover opportunities as they consult with customers on heat treating specifications. Services are generally quoted on a per pound, per piece, or per furnace load basis. Quotes on a per pound basis represent the most typical arrangement.

  The Company's local sales efforts are augmented with marketing, sales, metallurgical and engineering efforts carried out by personnel at the corporate level. This includes national customer contact, regional sales coordination where possible, and SP 2000 market development.

COMPETITION

  Due to the regional and highly fragmented nature of the commercial heat treating industry, each plant has competition of varying degrees of intensity. Competition consists of local heat treating owner-operators and certain facilities of larger regional heat treating companies. Each plant competes in its market on the basis of service and on-time delivery, quality, and price. Local management at each of the Company's facilities is largely responsible for its own pricing and cost control, and thus has the flexibility to respond to local market conditions.

  National competition in the commercial heat treating industry is limited. There are competitors in particular localities that are larger than the Company's facility located in those markets. Such competitors may also be divisions of larger regional companies and, therefore, have access to additional resources. Competition also exists from in-house heat treating facilities of manufacturers, although the Company considers such manufacturers as potential customers.

  Management believes that the Company's national presence, size and reputation for quality and service position it as a preferred supplier to many of the nation's largest corporations. These companies have exceptionally strict quality standards and often prefer a primary supplier relationship. The certification requirements by many of these major companies are a significant barrier to entry for heat treaters seeking to serve such customers.

THIXOMAT

  The Company is a minority stockholder in a consortium of industrial partners called Thixomat, Inc. Thixomat, Inc. was formed in 1989 to promote and commercialize the Thixomolding(TM) technology, a specialized molding process. The Company's $434,000 investment in Thixomat, Inc. is carried at cost. In addition, the Company operates a THX Molding division, using the Thixomolding(TM) process. This operation is in a start-up mode, and is not expected to contribute materially to the Company's results in the foreseeable future.

ASSOCIATES

  Currently, the Company employs approximately 1,200 associates within its continuing operations. Of these associates, approximately 190 are covered by collective bargaining agreements, none of which are subject to renewal negotiation in 1998 and 1999. The Company believes that its employee relations are good.

LITIGATION

  The Company is a defendant in a qui tam (whistle-blower) lawsuit filed by a former employee of the Company under seal on or about July 25, 1996 in the U.S. District Court for the Central District of California, seeking to recover damages and civil penalties arising from allegedly false statements and claims made by the Company in violation of the federal False Claims Act (the "FCA") and for damages resulting from the plaintiff's allegedly wrongful discharge and retaliatory acts by the Company. The complaint alleges that the Company defrauded the government by submitting invoices and other documentation falsely representing that certain metal parts had been treated at one Company facility by equipment that met certain industry and government standards. Private parties may bring actions under the FCA on behalf of the government and share in any recovery, and may recover attorneys' fees. The FCA provides for civil penalties of up to $10,000 for each false claim, plus trebling of damages sustained by the government. A qui tam complaint must be filed under seal (without service on the defendant) and may remain under seal while the government conducts its own investigation and determines whether to join the action. The government notified the Company of the complaint in late May 1998, stating that the court partially unsealed the complaint, which the government gave to the Company, to facilitate discussions between the parties. The government told the Company that it has not yet determined whether to join the action, and that it was also independently investigating the hardness testing certification of certain items treated at the same Company facility. The Company has responded to a civil investigative demand from the government and is cooperating with the government in its investigation. Although the activities that are the subject of the investigation and the lawsuit appear to be limited to one plant, the Company cannot predict whether the government will join the action nor whether the action or the government's investigation will have a material adverse effect on the Company.

  The Company is a party to various other lawsuits and claims arising in the ordinary course of business. After review and consultation with legal counsel, the Company believes that any liability resulting from these matters would not materially affect its financial condition or results of operations.

ENVIRONMENTAL REGULATION

  Lindberg uses some environmentally hazardous materials in its business. The Company has made expenditures to comply with environmental laws and regulations, including studies, investigations and remediation of ground contamination, and expects to make such expenditures in the future in its continued effort to comply with existing and future requirements. While such expenditures to date have not materially affected the Company's capital expenditures, competitive position, financial condition or results of operations, there can be no assurance that more stringent regulation or enforcement in the future will not have such effects.

  In some cases, the Company has notified state authorities of a possible need for remediation at sites it previously operated or currently operates. At all such sites, costs which may be incurred are difficult to predict accurately until the level of contamination is determined, and such costs would be subject to increase if more contamination is discovered during investigation or remediation or if state authorities require more remediation than anticipated. Such costs may be less if the contamination proves to be less than currently expected and to the extent costs are covered by insurance or are allocable to others.

  The Company has also been notified by various state and federal governmental authorities that they believe the Company may be a "potentially responsible party" or otherwise have responsibility for clean-up obligations at four waste disposal sites which were never owned or operated by the Company. The Company is participating in negotiations for settlement with the relevant authorities or other parties it believes to be responsible for these clean-up obligations and the Company expects its responsibility to be of a minor nature. The Company believes that the ultimate outcome will not have a material effect on its financial condition or results of operations.

  At March 31, 1998, the Company had reserves of approximately $2.2 million to cover future anticipated costs of investigation and remediation. It has estimated a range of costs in establishing these reserves. Of such reserves, approximately $1.2 million relates to environmental issues at Industrial Steel Treating Co. (acquired in 1998) which have been reported to California environmental authorities. Approximately $675,000 relates to the investigation and remediation, under the supervision of the Illinois Environmental Protection Agency, of contamination at the Company's Melrose Park, Illinois facility. These reserves give no effect to possible recoveries from insurers or other potentially responsible parties, nor do these reserves reflect any discount for the several years over which investigation or remediation amounts may be paid out.

  The Company has policies related to environmental compliance, but does not currently have standardized corporate-wide internal environmental assessment procedures. The Company is currently in the process of implementing standardized assessment procedures for its facilities, many of which have not recently been fully assessed for potential environmental compliance. No assurance can be given that the Company will not be subject to environmental claims, penalties or remediation costs in the future that would have a material adverse effect on the Company's results of operations or financial condition or that the compliance assessments, if implemented, will reduce the Company's exposure to potential environmental liabilities.

                                  MANAGEMENT

  The executive officers and directors of the Company are:

   NAME                     AGE POSITION
   ----                     --- --------
   George H. Bodeen........  74 Chairman of the Board of Directors
   Leo G. Thompson.........  57 President, Chief Executive Officer and Director
   Stephen S. Penley.......  48 Senior Vice President, Chief Financial Officer and
                                Secretary
   Michael W. Nelson.......  51 Senior Group Vice President
   Paul J. McCarren........  51 Group Vice President
   Dr. Raymond F. Decker...  67 Director
   Raymond A. Jean.........  55 Director
   John W. Puth............  69 Director
   J. Thomas Schanck.......  67 Director

  GEORGE H. BODEEN has served as Chairman of the Board of Directors of the Company since December 1980. He was the Company's Chief Executive Officer from 1965 until December 1990 when he retired from that position and was President from April 1965 to October 1987.

  LEO G. THOMPSON has served as President and Chief Executive Officer of the Company since January 1991. He joined the Company as President, Chief Operating Officer and a director in 1987. Prior thereto, he was Vice President and a director of Clevite Industries Inc. (manufacturer of auto and truck related parts) and President of the Engine Parts Division of that company from 1985 to 1987.

  STEPHEN S. PENLEY has served as Chief Financial Officer since January 1989, Senior Vice President since July 1993 and Secretary since October 1990. He was Vice President from January 1989 to July 1993 and Treasurer from January 1989 to July 1996. He joined the Company as Corporate Controller in late 1987. Prior to joining the Company, he was Corporate Controller of Clevite Industries Inc. from 1985 to 1987 and held various other positions at the company before that time.

  MICHAEL W. NELSON has served as Senior Group Vice President since March 1998. Prior thereto, he was Senior Vice President and President of Heat Treat Operations from July 1993 and Vice President-Central Region from July 1990 to June 1993. He joined the Company in 1983 as an in-house consultant. Before joining the Company, he was a consultant to a variety of manufacturing businesses.

  PAUL J. MCCARREN has served as Group Vice President and Manager of West Coast Operations since March 1998. Prior thereto, he held various operating positions with the Company. He joined the Company in 1972 as a metallurgist.

  DR. RAYMOND F. DECKER has served as a director of the Company since 1987. He is President and Chief Executive Officer of University Science Partners, Inc. (a general partnership that funds, develops and commercializes university and national laboratory technology) since August 1986, Chairman since December 1988 and Chief Executive Officer from December 1988 to April 1993, of Thixomat, Inc. (a general partnership formed to promote and commercialize Thixomolding(TM) technology and in which the Company has a 18% interest). Dr. Decker is a director of Wavemat, Inc. (designer and manufacturer of microwave plasma systems and sources) and Special Metals Corporation (manufacturer of high temperature nickel superalloys).

  RAYMOND A. JEAN has served as a director of the Company since 1995. He is a director of Varlen Corporation (manufacturer of engineered products), and has been its President since May 1997 and Chief Operating Officer since February 1993. Prior thereto, he was Executive Vice President from February 1993 and Group Vice President from August 1988 to January 1993 of Varlen Corporation.

  JOHN W. PUTH has served as a director of the Company since 1987. He is President of J. W. Puth Associates (industrial consultants) since December 1987 and a director of L.B. Foster Co. (manufacturer of rail, piling and tubular products), U.S. Freightways Corporation (operator of general commodities carriers), Allied Products Corporation (manufacturer of agricultural and industrial machinery), A.M. Castle & Co. (operator of metals service centers) and Brockway Standard Holdings Corporation.

  J. THOMAS SCHANCK has served as a director of the Company since 1975. He was Vice Chairman of Illinois Tool Works Inc. (producer of specialty engineered products and systems) from September 1986 until his retirement in December 1988.

                          PRINCIPAL STOCKHOLDERS

  The following table contains certain information regarding beneficial ownership of the Common Stock as of May 28, 1998 (except as otherwise noted), and as adjusted to reflect the completion of the Offering, by (i) each person or group known by the Company to own beneficially more than five percent of the Common Stock, (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers as a group.

                                                           PERCENT
                                                    BENEFICIALLY OWNED(2)
                                     NUMBER OF      ------------------------
                                SHARES BENEFICIALLY   BEFORE        AFTER
NAME                                 OWNED(1)        OFFERING      OFFERING
----                            -------------------  --------     ----------
Ira Sochet(3)..................       799,200               16.4%         13.6%
Nancy L. Bodeen(4).............       455,976                9.4           7.8
The Killen Group, Inc.(5)......       408,132                8.4           7.0
Dimensional Fund Advisors,
 Inc.(6).......................       343,500                7.1           5.9
Ronald E. Byrd(7)..............       274,220                5.6           4.7
George H. Bodeen(8)(9).........       212,164                4.3           3.6
Raymond F. Decker(9)...........        13,000                  *             *
Raymond A. Jean(9).............         6,500                  *             *
John W. Puth(9)................         3,500                  *             *
J. Thomas Schanck(9)...........        12,500                  *             *
Leo G. Thompson(9).............       138,750                2.8           2.3
Stephen S. Penley(9)...........        36,615                  *             *
Michael W. Nelson(9)...........        35,700                  *             *
Paul J. McCarren(9)............        13,375                  *             *
All directors and executive
 officers
 as a group (9 persons)(10)....       472,104                9.4           7.8

--------
*Less than 1%.
 (1) Unless otherwise indicated, the persons named in the table above have sole voting and investment power over all shares shown as beneficially owned by them. Beneficially owned shares include shares subject to options exercisable within 60 days of May 28, 1998.
 (2) Based on 4,866,581 shares outstanding as of May 28, 1998.
 (3) Based on report of ownership on amendment to Schedule 13D, dated February 10, 1998, filed with the SEC reporting ownership as of January 23, 1998. The address of Ira Sochet is 9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.
 (4) Includes 417,176 shares over which Nancy L. Bodeen has sole voting and sole dispositive power and 38,800 shares held by a family charitable foundation over which shares she has shared voting and shared dispositive power as co-trustee with her husband, George H. Bodeen, the Chairman of the Board and a director of the Company. Excludes 47,634 shares held by a trust created under the will of L. A. Lindberg of which trust Mrs. Bodeen is the beneficiary but over which shares she has no voting or dispositive power. Mrs. Bodeen's address is 1180 Whitebridge Hill, Winnetka, Illinois 60093.
 (5) Based on a report of ownership on Schedule 13G, dated February 17, 1998, filed with the SEC reporting ownership as of December 31, 1997. The Killen Group, Inc. has sole power to vote 83,904 shares. The address of the Killen Group, Inc. is 1199 Lancaster Avenue, Berwyn, Pennsylvania 19312.
 (6) Based on a report of ownership on an amendment to Schedule 13G, dated February 9, 1998, filed with the SEC reporting ownership as of December 31, 1997. Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 343,500 shares as of December 31, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust or the DFA Group Trust, and DFA participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. The address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.
 (7) Ronald E. Byrd has shared voting and dispositive power with his spouse over 199,220 shares. Excludes 31,706 shares over which his spouse has sole voting and dispositive power and 33,480 shares held by a trust created under the will of L. A. Lindberg of which trust his spouse is the sole beneficiary but over which she has no voting or dispositive power. Mr. Byrd's address is 24 Marsh Point Road, Amelia Island, Florida 32034.
 (8) George H. Bodeen has sole voting and sole dispositive power over 92,250 shares which includes 75,750 shares he owns directly, 11,500 shares subject to currently exercisable options, and 5,000 shares held by his personal retirement trust of which he is co-trustee and co-beneficiary. In addition, Mr. Bodeen has shared voting and sole dispositive power over 81,114 shares as co-trustee of trusts created under the will of L. A. Lindberg. Mr. Bodeen also has shared voting and shared dispositive power over 38,800 shares as co-trustee with his wife, Nancy L. Bodeen, of a family charitable foundation.
 (9) Includes shares subject to stock options which are exercisable within 60 days of May 28, 1998, as follows: George H. Bodeen and J. Thomas Schanck, 11,500 shares each; Raymond F. Decker, 8,500 shares; Raymond A. Jean, 6,000 shares; John W. Puth, 2,500 shares; Leo G. Thompson, 62,250 shares; Stephen S. Penley, 19,500 shares; Michael W. Nelson, 28,500 shares; and Paul J. McCarren, 9,175 shares.
(10) Includes 119,914 shares with shared voting power, and 159,425 shares subject to stock options which are currently exercisable or become exercisable within 60 days of May 28, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share. The Company's Certificate of Incorporation authorizes the Board of Directors to issue, without further action by the stockholders, shares of preferred stock in one or more series and to fix their rights, preferences, privileges and restrictions thereof. The Company has not issued any shares of preferred stock. Based on 4,866,581 shares issued and outstanding as of May 31, 1998, upon completion of the Offering, there will be 5,866,581 shares of Common Stock issued and outstanding (6,016,581 shares if the Underwriters exercise their over-allotment option in full), excluding shares issuable under currently outstanding options held by officers and directors.

COMMON STOCK

  Subject to the rights of the holders of any then outstanding preferred stock, holders of Common Stock are entitled to receive distributions on Common Stock as may be declared by the Board of Directors. In any liquidation, each outstanding share of Common Stock will entitle its holder to share (based on the percentage of shares held) in the assets of the Company that remain after payment of all liabilities, subject to the preference rights of the holders of outstanding preferred stock, if any.

  Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Unless otherwise required, the holders of Common Stock possess the exclusive voting power. Stockholders do not have cumulative voting in the election of directors. This means that the holders of a majority of the Common Stock can elect all of the directors of a class standing for election and the holders of the remaining Common Stock could not elect any director of that class.

  Common stockholders have no conversion, sinking fund, redemption or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

  The Company furnishes stockholders with annual reports containing audited consolidated financial statements, which contain an opinion of the Company's independent public accountants. The Company also furnishes stockholders with quarterly reports for the first three quarters of each year, which contain unaudited financial information.

  The Common Stock is quoted on the Nasdaq National Market. The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60690.

ANTI-TAKEOVER EFFECTS OF THE COMPANY'S GOVERNING DOCUMENTS AND DELAWARE CORPORATE LAW

  Certain provisions of the Company's Certificate of Incorporation and By-laws may have anti-takeover effects and may discourage, delay or prevent a third party from gaining control of the Company by means of a tender offer, a proxy contest for a majority of the Board of Directors or otherwise, including an action that might result in payment of a premium over the market price for the Common Stock. These provisions (i) classify the Board of Directors into three classes, having three-year terms that expire in successive years, (ii) provide that only the Board of Directors, the Chairman and the President may call special meetings of stockholders, (iii) require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock or approval by a majority of the Board of Directors to change the number of directors, (iv) eliminate action by written consent of stockholders without a meeting, and (v) permit the Board of Directors to issue up to one million shares of preferred stock and fix their preferences, privileges and restrictions without further action by the stockholders. The Company's Certificate of Incorporation also requires the affirmative vote of the holders of two-thirds of the Company's voting securities to approve (i) certain mergers and other major corporate transactions with holders of 10% or more of the Company's voting securities unless approved by the Board of Directors prior to such 10% or greater ownership or by sufficient members of the Board of Directors who were directors prior to such ownership to constitute a majority of the total number of directorships (including vacancies), (ii) liquidation or dissolution of the Company, and
(iii) amendments to these and certain other provisions of the Company's Certificate of Incorporation. There are also notice requirements for stockholders to nominate directors or present proposals at meetings of stockholders.

  The Delaware General Corporation Law generally prohibits the Company from merging with an "interested stockholder" (a holder of 15% or more of the Common Stock) for three years if the Company will not be the surviving entity in the merger. Delaware law also generally prohibits the Company from selling 10% or more of its assets to an interested stockholder. The Company can enter into these transactions, however, if the Board of Directors approves the proposed transaction before the stockholder became an interested stockholder or if the Company's Board of Directors and the holders of at least 66 2/3% of voting shares (excluding shares owned by the interested stockholder) approve the transaction.

  In addition, the Company has a stockholder rights plan, established November 21, 1996, when the Board of Directors declared a dividend of one common share purchase right for each outstanding share of Common Stock. Such rights become exercisable ten days after a person or group, whose action has not received prior approval from the Board of Directors, acquires beneficial ownership of 20% or more of the Company's outstanding Common Stock or ten business days after a person or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 20% of the Company's outstanding Common Stock. Each right then may be exercised to acquire one share of Common Stock at an exercise price of $40, subject to adjustment. In addition, upon the occurrence of certain events, and upon payment of the then-current purchase price, the rights may "flip in" and entitle holders to buy the Company's Common Stock or "flip over" and entitle the holders to buy common stock of the acquiring entity in such amount that the market value is equal to twice the purchase price. The rights may be redeemed by the Company at $.01 per right at any time until the tenth day following the public announcement that a 20% position has been acquired. The rights expire on November 21, 2006.

                                 UNDERWRITING

  ABN AMRO Incorporated and McDonald & Company Securities, Inc. have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:

         UNDERWRITER                                            NUMBER OF SHARES
         -----------                                            ----------------
      ABN AMRO Incorporated....................................
      McDonald & Company Securities, Inc.......................
                                                                   ---------
          Total................................................    1,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

  The Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price stated on the cover page of this Prospectus and to certain selected dealers that are members of the National Association of Securities Dealers, Inc. at such price less a concession of
$    per share, and that such dealers may reallow a concession of $    per
share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The shares of Common Stock offered hereby are included for quotation on the Nasdaq National Market under the symbol "LIND."

  The Company has granted to the Underwriters a 30-day over-allotment option to purchase from the Company up to an aggregate of 150,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered by this Prospectus. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as it was obligated to purchase under the Underwriting Agreement.

  Subject to certain exceptions, the Company, its executive officers and directors have agreed that for a period of 90 days after the later of (i) the date on which the registration statement of which this Prospectus forms a part is declared effective by the SEC or (ii) the first date on which the shares are bona fide offered to the public, they will not sell or otherwise dispose of any shares Common Stock without the prior written consent of the Underwriters.

  The Underwriters' consent is not required for the grant of stock options under stock option plans or the issuance of Common Stock upon the exercise of stock options previously granted, upon exercise of Common Share Purchase Rights or the issuance of Common Stock as consideration for acquisitions.

  The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including those under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the shares of Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Securities Exchange Act of 1934, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for the Common Stock has been made. Rule 103 generally provides that (i) a passive market maker's net daily purchase of the Common Stock may not exceed 30% of its average daily trading volume in the shares of Common Stock for the two full consecutive calendar months (or any 60 consecutive days ending within the ten days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers, and (iii) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

  Certain legal matters in connection with the sale of these securities will be passed on for the Company by Bell, Boyd & Lloyd, Chicago, Illinois, and for the Underwriters by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois.

                                    EXPERTS

  The consolidated balance sheets of Lindberg Corporation as of December 31, 1997 and 1996, and the consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, which are filed electronically with the Commission. Copies of certain reports, proxy statements and other information filed by the Company can be inspected at the offices of National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1500.

  The Company has filed a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is made to the Registration Statement, which may be inspected or copied as described in the preceding paragraph. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each case reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed previously with the Securities and Exchange Commission under Section 13 of the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for 1997;

    2. The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998;

    3. The Company's Current Reports on Form 8-K dated January 16, 1998 and April 23, 1998; and

    4. The description of the Company's Common Stock Purchase Rights in the Company's registration statement on Form 8-A for the registration of such Rights under Section 12(g) of the Securities Exchange Act of 1934, effective December 12, 1996 (File No. 0-8287).

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus, or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Stephen S. Penley, Lindberg Corporation, 6133 North River Road, Suite 700, Rosemont, Illinois 60018 (telephone: (847) 823-2021).

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS:
  Unaudited Condensed Consolidated Balance Sheet as of March 31, 1998.....  F-2
  Unaudited Condensed Consolidated Statements of Earnings for the three-
   month periods ended March 31, 1998 and 1997............................  F-3
  Unaudited Condensed Consolidated Statements of Cash Flows for the three-
   month periods ended March 31, 1998 and 1997............................  F-4
  Notes to Unaudited Condensed Consolidated Financial Statements..........  F-5
AUDITED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants................................  F-7
  Consolidated Balance Sheets as of December 31, 1997 and December 31,
   1996...................................................................  F-8
  Consolidated Statements of Earnings for the years ended December 31,
   1997, 1996 and 1995....................................................  F-9
  Consolidated Statements of Cash Flows for the years ended December 31,
   1997, 1996 and 1995.................................................... F-10
  Consolidated Statements of Stockholders' Equity......................... F-11
  Notes to Consolidated Financial Statements.............................. F-12

                     LINDBERG CORPORATION AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                                    MARCH 31,
                              ASSETS                                   1998
                              ------                               ------------
CURRENT ASSETS:
  Cash............................................................ $    546,325
  Receivables--Net................................................   18,894,122
  Prepaid and Refundable Income Taxes.............................       14,011
  Prepaid Expenses................................................      946,153
  Net Assets of Discontinued Operations...........................   17,354,934
  Other Current Assets............................................      603,264
                                                                   ------------
Total Current Assets..............................................   38,358,809
PROPERTY AND EQUIPMENT:
  Cost............................................................   95,849,749
  Less-Accumulated Depreciation...................................  (53,801,229)
                                                                   ------------
  Net Property and Equipment......................................   42,048,520
  Goodwill........................................................   19,700,059
  Other Non-Current Assets........................................    2,657,089
                                                                   ------------
TOTAL ASSETS...................................................... $102,764,477
                                                                   ============
               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
CURRENT LIABILITIES:
  Current Maturities on Long-Term Debt............................ $     83,328
  Notes Payable...................................................    8,380,000
  Accounts Payable................................................    4,659,643
  Accrued Expenses................................................    6,850,941
                                                                   ------------
Total Current Liabilities.........................................   19,973,912
NON-CURRENT LIABILITIES:
  Deferred Income Taxes...........................................    6,209,001
  Long-Term Debt (Less Current Maturities)........................   36,062,512
  Accrued Pension.................................................    3,304,257
  Other Non-Current Liabilities...................................    2,960,973
                                                                   ------------
Total Non-Current Liabilities.....................................   48,536,743
STOCKHOLDERS' EQUITY:
  Common Shares, $2.50 par value:.................................   14,183,493
  Authorized 12,000,000 shares in 1998 and
   1997. Issued 5,673,397 shares in 1998 and 1997
  Additional Paid-In Capital......................................    1,528,620
  Retained Earnings...............................................   23,430,887
  Treasury Shares (826,216 in 1998
   and 845,016 in 1997), at Cost..................................   (4,734,643)
  Underfunded Pension Liability Adjustment........................     (154,535)
                                                                   ------------
Total Stockholders' Equity........................................   34,253,822
                                                                   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........................ $102,764,477
                                                                   ============

    See Notes to the Unaudited Condensed Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                    THREE MONTHS ENDED MARCH
                                                               31,
                                                    --------------------------
                                                        1998          1997
                                                    ------------  ------------
Net Sales.......................................... $ 30,872,196  $ 20,645,811
Cost of Sales......................................  (21,272,434)  (15,173,396)
                                                    ------------  ------------
  Gross Profit.....................................    9,599,762     5,472,415
Selling and Administrative Expenses................   (4,723,832)   (3,154,306)
Equity in Earnings of Partnership..................          --        255,931
                                                    ------------  ------------
  Operating Earnings...............................    4,875,930     2,574,040
Interest Expense (Net).............................     (775,526)     (370,609)
                                                    ------------  ------------
  Earnings from Continuing Operations
  Before Income Taxes..............................    4,100,404     2,203,431
Provision for Income Taxes--Continuing Operations..   (1,660,487)     (892,441)
                                                    ------------  ------------
  Earnings from Continuing Operations..............    2,439,917     1,310,990
Loss from Discontinued Operations,
  Net of Income Taxes..............................          --       (206,108)
                                                    ------------  ------------
NET EARNINGS....................................... $  2,439,917  $  1,104,882
                                                    ============  ============
BASIC EARNINGS PER SHARE:
  Earnings from Continuing Operations.............. $        .50  $        .27
  Loss from Discontinued Operations................          --           (.04)
                                                    ------------  ------------
  Net Earnings..................................... $        .50  $        .23
                                                    ============  ============
WEIGHTED AVERAGE SHARES OUTSTANDING................    4,835,884     4,788,858
DILUTED EARNINGS PER SHARE:
  Earnings from Continuing Operations.............. $        .48  $        .27
  Loss from Discontinued Operations................          --           (.04)
                                                    ------------  ------------
  Net Earnings..................................... $        .48  $        .23
                                                    ============  ============
WEIGHTED AVERAGE SHARES OUTSTANDING AND
 EQUIVALENTS.......................................    5,041,993     4,868,685
CASH DIVIDENDS DECLARED AND PAID................... $        .08  $        .08


    See Notes to the Unaudited Condensed Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      THREE MONTHS ENDED MARCH
                                                                31,
                                                      -------------------------
                                                          1998         1997
                                                      ------------  -----------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings........................................  $  2,439,917  $ 1,104,882
Adjustments to Reconcile Net Earnings
 to Net Cash Provided by Operating Activities:
Depreciation........................................     1,309,901      948,201
Goodwill Amortization...............................       160,686        2,500
Increase in Deferred Taxes..........................        60,000       60,000
Change in Assets and Liabilities....................     1,248,609     (663,413)
                                                      ------------  -----------
Total Adjustments to Reconcile
 Net Earnings to Net Cash Provided by Operating
 Activities.........................................     2,779,196      347,288
                                                      ------------  -----------
Net Cash Provided by Operating Activities...........     5,219,113    1,452,170
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures................................    (2,315,837)  (1,154,370)
Investment in Acquisitions, Net of Cash Received....   (10,613,703)         --
                                                      ------------  -----------
Net Cash Used in Investing Activities...............   (12,929,540)  (1,154,370)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net Borrowings Under Revolving Credit Agreement.....    10,200,000      300,000
Notes Payable for Purchase of Ticorm................    (1,900,000)         --
Notes Payable for Purchase of Alumatherm............        60,000          --
Dividends Paid......................................      (386,518)    (382,491)
                                                      ------------  -----------
Net Cash Provided by (Used in) Financing Activities.     7,973,482      (82,491)
NET INCREASE IN CASH:...............................       263,055      215,309
Cash at Beginning of Period.........................       283,270       36,228
                                                      ------------  -----------
Cash at End of Period...............................  $    546,325  $   251,537
                                                      ============  ===========
Supplemental Disclosures of Cash Flow Information:
Interest Paid.......................................  $    562,537  $   209,082
Income Taxes Paid--Net of Refunds...................       232,984       99,938

    See Notes to the Unaudited Condensed Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

      NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. CONDENSED FINANCIAL STATEMENTS

  The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the consolidated financial statements for the three years ended December 31, 1997, and the notes thereto, appearing elsewhere in this Prospectus.

  Statements for the three month periods ended March 31, 1998 and March 31, 1997 reflect, in the opinion of the Company, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results of these periods. Results for interim periods are not necessarily indicative of results for a full year.

NOTE 2. COMPREHENSIVE INCOME

  Effective January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." For the first quarters of 1998 and 1997, there was no difference between net earnings as reported and comprehensive income as per SFAS 130.

NOTE 3. ACQUISITIONS

  On January 16, 1998, the Company acquired all of the outstanding shares of both Industrial Steel Treating Co. ("Industrial") and Fabriform Metal Brazing, Inc. ("Fabriform"), related heat treating companies in the Los Angeles area, for $10.6 million. The acquisitions were funded with borrowings under the revolving credit agreement ("Credit Agreement").

  The preliminary allocation of the purchase price of Industrial and Fabriform included in the Company's financial statements for the first quarter of 1998 is as follows:

                                                                 (IN THOUSANDS)
      Property and Equipment....................................    $ 1,952
      Accounts Receivable.......................................      2,018
      Other Assets..............................................        199
      Goodwill..................................................      8,323
      Accounts Payable..........................................       (166)
      Other Liabilities.........................................     (1,713)
                                                                    -------
                                                                    $10,613

  The cost of the acquisitions has been allocated to the assets and liabilities based on their estimated fair market value. Goodwill is amortized using the straight line method over 30 years.

                     LINDBERG CORPORATION AND SUBSIDIARIES

                                 NOTES TO THE
      UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The purchase agreement with Industrial and Fabriform was effective as of January 1, 1998. Therefore, the results of Industrial and Fabriform are included for the entire first quarter of 1998.

  The following table presents pro forma information for the first quarter of 1997 of the combined entities of Lindberg Corporation, Industrial and Fabriform, and Alumatherm Heat Treating Company. The Company purchased the remaining 50% interest in Alumatherm from its partner on October 1, 1997.

  The unaudited pro forma information assumes the acquisitions had taken place at the beginning of the period presented.

                                                   FIRST QUARTER 1997
                                          -------------------------------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Net Sales..........................                $26,186
      Earnings from Continuing
       Operations........................                  1,687
      Net Earnings.......................                  1,481
      Per Diluted Share:
        Earnings from Continuing
         Operations......................                $   .34
        Net Earnings.....................                    .30

  Adjustments to the statement of earnings include additional depreciation and interest charges, goodwill amortization, adjustments of certain other expenses and income tax effects. The pro forma information is provided for illustrative purposes only and is not necessarily reflective of the future results of the Company or results of operations that would have actually occurred had the transactions been in effect for the period presented.

NOTE 4. DEBT

  On February 10, 1998, the Credit Agreement was amended to increase the facility by $10 million to $45 million and to adjust certain loan covenants. Additionally, the amendment extended the maturity date of the Credit Agreement to April 2000.

NOTE 5. MATERIAL CHANGES

  The Company is the subject of a pending investigation by the government and a qui tam (whistle-blower) lawsuit regarding alleged violations of the Federal False Claims Act. The Company learned of the lawsuit in late May 1998. Although the activities that are the subject of the investigation and lawsuit appear to relate to only one plant, no assurance can be given that the investigation or lawsuit will not materially adversely affect the Company. See "Business--Litigation." Also, the Company assumed a liability for environmental remediation, which was estimated to be $1.2 million as of March 31, 1998, in its acquisition of Industrial. Otherwise, no material changes have occurred with respect to the Company's contingent liabilities outlined in the Company's financial statements and the notes thereto for the three years ended December 31, 1997 appearing elsewhere in this Prospectus through the date of this report.

NOTE 6. SUBSEQUENT EVENTS

  Subsequent to the end of the first quarter, on April 16, 1998, the Company acquired all of the outstanding common stock of Houston Heat Treating Company ("HHT") for $10.7 million in cash. The acquisition was funded with additional borrowings under the Credit Agreement. HHT is a heat treating facility located in Houston, Texas, specializing in processing for the oilfield equipment market. On April 24, 1998 the Company's Certificate of Incorporation was amended to change the par value of the Common Stock to $.01 per share, to increase the number of authorized shares of Common Stock to 25,000,000 and to create a new class of 1,000,000 authorized shares of preferred stock, issuable in series.

NOTE 7. DISCONTINUED OPERATIONS

  On April 22, 1998, the Company sold certain assets of its Impact Industries, Inc., a subsidiary operating in the discontinued Precision Products segment, for cash and a note. On June 11, 1998, the Company sold the assets of Harris Metals, another Precision Products facility, for cash and a note. The Company is continuing to pursue the sale of the remaining Precision Products operations and expects to complete divestiture of the segment by year-end 1998, as originally scheduled.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Lindberg Corporation:

  We have audited the accompanying consolidated balance sheets of Lindberg Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindberg Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Chicago, Illinois
January 22, 1998

                     LINDBERG CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                  ASSETS                          1997              1996
                  ------                    ----------------  ----------------
CURRENT ASSETS:
Cash......................................  $        283,270  $         36,228
Receivables, Less Allowance for Doubtful
 Accounts of $304,000 in 1997 and $325,000
 in 1996..................................        14,875,005        10,461,635
Prepaid and Refundable Income Taxes.......         1,380,768         1,687,534
Note Receivable...........................               --          1,102,600
Prepaid Expenses..........................           632,846           633,386
Net Assets of Discontinued Operations.....        17,475,866        25,272,160
Other Current Assets......................         1,616,774           371,053
                                            ----------------  ----------------
 Total Current Assets.....................        36,264,529        39,564,596
PROPERTY AND EQUIPMENT:
Land......................................         1,745,246         1,745,246
Buildings and Improvements................        16,674,207        15,663,434
Machinery and Equipment...................        71,363,851        63,135,960
Construction in Progress..................         1,819,101         2,007,217
                                            ----------------  ----------------
 Total Property and Equipment.............        91,602,405        82,551,857
Less Accumulated Depreciation.............       (52,505,822)      (51,673,102)
                                            ----------------  ----------------
 Net Property and Equipment...............        39,096,583        30,878,755
Goodwill..................................        11,537,742           314,738
Investment in Partnership.................               --          1,607,632
Other Non-Current Assets..................         2,664,577         2,521,855
                                            ----------------  ----------------
TOTAL ASSETS..............................  $     89,563,431  $     74,887,576
                                            ================  ================
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
CURRENT LIABILITIES:
Current Maturities on Long-Term Debt......  $         83,328  $            --
Notes Payable.............................        10,220,000           901,437
Accounts Payable..........................         3,540,279         3,180,271
Accrued Expenses:
 Salaries and Wages.......................         1,775,352         1,221,914
 Taxes, other than Income.................           543,795           511,213
 Employee Insurance and Benefits..........         1,395,126         1,436,917
 Utilities................................           658,741           593,776
 Other....................................         1,900,780         1,619,272
                                            ----------------  ----------------
 Total Current Liabilities................        20,117,401         9,464,800
NON-CURRENT LIABILITIES:
Deferred Income Taxes.....................         6,149,001         6,847,504
Long-Term Debt (Less Current Maturities)..        25,862,512        20,700,000
Accrued Pension...........................         3,342,458         3,148,114
Other Non-Current Liabilities.............         2,000,641         1,680,256
                                            ----------------  ----------------
 Total Non-Current Liabilities............        37,354,612        32,375,874
STOCKHOLDERS' EQUITY:
Common Shares, $2.50 par value:
 Authorized 12,000,000 shares in 1997 and
 1996;
 Issued 5,673,397 shares in 1997 and 1996.        14,183,493        14,183,493
Additional Paid-In Capital................         1,526,192         1,493,406
Retained Earnings.........................        21,377,489        22,652,574
Treasury Shares (845,016 in 1997 and
 894,256 in 1996), at Cost................        (4,841,221)       (5,054,651)
Underfunded Pension Liability Adjustment..          (154,535)         (227,920)
                                            ----------------  ----------------
 Total Stockholders' Equity...............        32,091,418        33,046,902
                                            ----------------  ----------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY...................................  $     89,563,431  $     74,887,576
                                            ================  ================

                See Notes to Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                         FOR THE YEARS ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1997          1996          1995
                                      ------------  ------------  ------------
NET SALES............................ $ 88,783,577  $ 72,776,202  $ 67,967,257
Cost of Sales........................  (63,691,330)  (52,519,365)  (48,702,131)
                                      ------------  ------------  ------------
Gross Profit.........................   25,092,247    20,256,837    19,265,126
Selling and Administrative Expenses..  (13,211,421)  (11,507,041)  (11,530,647)
Equity in Earnings of Partnership....    1,436,328       892,822       301,195
                                      ------------  ------------  ------------
  Operating Earnings.................   13,317,154     9,642,618     8,035,674
Interest Expense (Net)...............   (1,681,103)   (1,511,312)   (1,637,740)
Gain on Asset Conversion.............          --            --        615,242
                                      ------------  ------------  ------------
  Earnings From Continuing Operations
  Before Income Taxes................   11,636,051     8,131,306     7,013,176
Provision for Income Taxes--
 Continuing Operations...............   (4,674,961)   (3,293,032)   (2,840,336)
                                      ------------  ------------  ------------
  Earnings From Continuing
   Operations........................    6,961,090     4,838,274     4,172,840
Discontinued Operations, Net of
 Income Taxes:
Earnings (Loss) From Operations......     (754,240)      178,118     1,461,676
Estimated Loss on Sale...............   (5,944,000)          --            --
                                      ------------  ------------  ------------
  Earnings (Loss) From Discontinued
   Operations........................   (6,698,240)      178,118     1,461,676
                                      ------------  ------------  ------------
NET EARNINGS......................... $    262,850  $  5,016,392  $  5,634,516
                                      ============  ============  ============
BASIC EARNINGS PER SHARE:
Earnings From Continuing Operations.. $       1.45  $       1.01  $        .89
Earnings (Loss) From Discontinued
 Operations..........................        (1.40)          .04           .30
                                      ------------  ------------  ------------
NET EARNINGS......................... $        .05  $       1.05  $       1.19
                                      ============  ============  ============
DILUTED EARNINGS PER SHARE:
Earnings From Continuing Operations.. $       1.41  $        .99  $        .88
Earnings (Loss) From Discontinued
 Operations..........................        (1.36)          .04           .30
                                      ------------  ------------  ------------
NET EARNINGS......................... $        .05  $       1.03  $       1.18
                                      ============  ============  ============


                See Notes to Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           FOR THE YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                             1997         1996         1995
                                         ------------  -----------  -----------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings...........................  $    262,850  $ 5,016,392  $ 5,634,516
Adjustments to Reconcile Net Earnings
 to Net Cash Provided by Operating
 Activities:
Depreciation...........................     4,084,315    3,689,743    3,459,246
Equity Earnings, Net of Cash
 Distributions.........................      (235,128)    (692,822)    (301,195)
Goodwill Amortization..................       119,347        5,000          --
Increase (Decrease) in Deferred Taxes..       101,497      732,996     (376,879)
Estimated Loss on Sale of Discontinued
 Operations............................     5,944,000          --           --
Gain on Asset Conversion...............           --           --      (615,242)
Change in Assets and Liabilities:
Receivables............................    (2,337,872)    (165,047)    (788,998)
Prepaid and Refundable Income Taxes....       310,846     (626,989)     966,601
Prepaid Expenses and Other Current
 Assets................................      (220,486)     (12,417)      62,989
Accounts Payable.......................        18,311     (150,594)  (1,741,409)
Accrued Expenses.......................       356,720     (484,785)    (868,754)
Net Assets of Discontinued Operations..     1,052,294     (522,631)  (1,851,911)
Other..................................       698,788   (1,571,556)     319,754
                                         ------------  -----------  -----------
Total Adjustments to Reconcile Net
 Earnings to Net Cash Provided by
 Operating Activities..................     9,892,632      200,898   (1,735,798)
                                         ------------  -----------  -----------
Net Cash Provided by Operating
 Activities............................    10,155,482    5,217,290    3,898,718
                                         ------------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures...................    (7,336,401)  (5,365,396)  (4,028,647)
Cash Received for Sale of Alloy Wire
 Belt..................................     1,102,600    1,000,000          --
Investment in Alumatherm, Net of Cash
 Received..............................   (12,757,711)         --           --
Investment in Ticorm, Net of Cash
 Received..............................    (3,797,556)         --           --
Investment in Vac-Hyd..................           --    (2,325,560)         --
Proceeds from Notes Receivable.........           --           --       400,000
                                         ------------  -----------  -----------
Net Cash Used in Investing Activities..   (22,789,068)  (6,690,956)  (3,628,647)
                                         ------------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net Borrowings (Payments) Under
 Revolving Credit Agreement............     7,100,000    1,800,000   (2,700,000)
Note Payable for Purchase of Vac-Hyd...      (901,437)     901,437          --
Borrowings Under Senior Note Agreement.           --           --    10,000,000
Payments on Bank Term Loan.............           --           --    (6,300,000)
Notes Payable for Purchase of Ticorm...     1,900,000          --           --
Notes Payable for Purchase of
 Alumatherm............................     6,320,000          --           --
Dividends Paid.........................    (1,537,935)  (1,379,120)  (1,181,054)
                                         ------------  -----------  -----------
  Net Cash Provided by (Used in)
   Financing Activities................    12,880,628    1,322,317     (181,054)
                                         ------------  -----------  -----------
NET INCREASE (DECREASE) IN CASH........       247,042     (151,349)      89,017
Cash at Beginning of Year..............        36,228      187,577       98,560
                                         ------------  -----------  -----------
Cash at End of Year....................  $    283,270  $    36,228  $   187,577
                                         ============  ===========  ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Interest Paid..........................  $  1,679,402  $ 1,649,277  $ 1,686,270
Income Taxes Paid......................     3,875,117    3,235,993    3,287,073

                See Notes to Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               UNDERFUNDED
    FOR THE YEARS ENDED                  ADDITIONAL                              PENSION    COMPRE-
DECEMBER 31, 1997, 1996 AND    COMMON     PAID-IN     TREASURY     RETAINED     LIABILITY   HENSIVE
           1995                SHARES     CAPITAL      SHARES      EARNINGS    ADJUSTMENT    INCOME       TOTAL
---------------------------  ----------- ----------  -----------  -----------  ----------- ----------  -----------
Balance, December 31, 1994.  $14,183,493 $1,531,600  $(5,405,657) $14,561,840   $(202,760)             $24,668,516
Comprehensive Income:
 Net Earnings..............                                         5,634,516              $5,634,516    5,634,516
 Pension Adjustment........                                                        21,332      21,332       21,332
                                                                                           ----------
   Comprehensive Income....                                                                $5,655,848
                                                                                           ==========
Dividends Paid.............                                        (1,181,054)                          (1,181,054)
Exercise of Stock Options..                 (19,494)      58,619                                            39,125
                             ----------- ----------  -----------  -----------   ---------              -----------
Balance, December 31, 1995.   14,183,493  1,512,106   (5,347,038)  19,015,302    (181,428)              29,182,435
Comprehensive Income:
 Net Earnings..............                                         5,016,392              $5,016,392    5,016,392
 Pension Adjustment........                                                       (46,492)    (46,492)     (46,492)
                                                                                           ----------
   Comprehensive Income....                                                                $4,969,900
                                                                                           ==========
Dividends Paid.............                                        (1,379,120)                          (1,379,120)
Exercise of Stock Options..                 (18,700)     292,387                                           273,687
                             ----------- ----------  -----------  -----------   ---------              -----------
Balance, December 31, 1996.   14,183,493  1,493,406   (5,054,651)  22,652,574    (227,920)              33,046,902
Comprehensive Income:
 Net Earnings..............                                           262,850              $  262,850      262,850
 Pension Adjustment........                                                        73,385      73,385       73,385
                                                                                           ----------
   Comprehensive Income....                                                                $  336,235
                                                                                           ==========
Dividends Paid.............                                        (1,537,935)                          (1,537,935)
Exercise of Stock Options..                  32,786      213,430                                           246,216
                             ----------- ----------  -----------  -----------   ---------              -----------
Balance, December 31, 1997.  $14,183,493 $1,526,192  $(4,841,221) $21,377,489   $(154,535)             $32,091,418
                             =========== ==========  ===========  ===========   =========              ===========


                See Notes to Consolidated Financial Statements.

                     LINDBERG CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. ACCOUNTING POLICIES

  A. Nature of Operations. The Company serves metal-using and metal-working industries, providing commercial metal heat treating.

  B. Principles of Consolidation. The consolidated financial statements include the accounts of Lindberg Corporation and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

  The Company's 50% share of a heat treating partnership was carried at cost plus equity in undistributed earnings from the partnership formation on July 1, 1994, until the acquisition of that entity on October 1, 1997 (see Note
(2)).

  C. Revenue Recognition. The Company recognizes revenues from sales upon shipment to its customers.

  D. Property and Depreciation. Property and equipment are stated at cost. Depreciation is provided on the straight line method for financial statement purposes and on accelerated methods for income tax purposes. Maintenance costs are charged to expense as incurred. Expenditures which improve efficiency or capacity or extend the useful life of assets are capitalized. Interest cost incurred during the period of construction of plant and equipment is capitalized as part of the cost of such plant and equipment.

  E. Income Taxes. The Company determines its tax provision and deferred tax balance in compliance with SFAS 109, "Accounting for Income Taxes". Under this approach, the provision for income taxes represents income taxes paid or payable for the current year adjusted for the change in deferred taxes during the year. Deferred income taxes reflect the net tax effects of temporary differences between the financial statement bases and the tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

  F. Earnings Per Share. Effective January 1, 1997, the Company adopted SFAS 128, "Earnings per Share" (SFAS 128). The provisions of SFAS 128 require computations of basic and diluted earnings per share. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options were converted into common stock. Dilutive shares used in the calculations for the years ended December 31, 1997, 1996 and 1995 were 4,932,828, 4,860,555, and 4,763,491, respectively. Basic earnings per share excludes dilution effects. Earnings per share for all years have been computed in accordance with SFAS 128.

  G. Use of Estimates. The preparation of these financial statements, in conformity with generally accepted accounting principles, required the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  H. Impairment of Long-Lived Assets. Effective January 1, 1996, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). The provisions of SFAS 121 require a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not believe that any impairment of long-lived assets has occurred, and, therefore, the adoption of SFAS 121 did not have any effect on the Company's statements of earnings in 1997 or 1996.

  I. Reclassifications. Certain prior period amounts have been reclassified to be consistent with the 1997 presentation.

NOTE 2. ACQUISITIONS

  On May 31, 1996, the Company acquired the assets of Vac-Hyd for $1.4 million of cash and a note payable of $.9 million. On July 31, 1997, the Company acquired all of the outstanding shares of Ticorm, Inc. for $1.9

                     LINDBERG CORPORATION AND SUBSIDIARIES
million of cash and $1.9 million of notes payable. On October 1, 1997, the Company acquired the remaining 50% share of its joint venture partnership-- Alumatherm Heat Treating Company ("Alumatherm")--from its partner for $6.5 million of cash and $6.3 million of notes payable. Each of these acquired businesses is a heat treating company in the Los Angeles area. Cash payments made as part of each purchase were funded with additional borrowings under the Company's revolving credit agreement.

  Prior to the purchase of Alumatherm, the Company reported its results under the equity method of accounting as an unconsolidated partnership. Accordingly, the Company's statements of earnings for the years ended December 31, 1996 and 1995 and for the nine months ended September 30, 1997, include the Company's equity in Alumatherm's earnings. The Company's investment in Alumatherm was included in Total Assets for the year ended December 31, 1996; subsequent to the purchase, the financial position for Alumatherm was included in the Company's balance sheet on a fully consolidated basis.

  All of the acquisitions were accounted for using the purchase method; accordingly, the results of operations have been included in the consolidated totals of the Company since the dates of their respective acquisitions. The cost of the acquisitions has been allocated to the assets and liabilities based on their estimated fair market value. Goodwill is amortized using the straight line method over 30 years.

  With the exception of Alumatherm, the acquired companies did not materially impact the consolidated financial position or results of operations for the periods presented. The preliminary allocation of the total cost of Alumatherm, which includes the purchase price and the elimination of the related equity investment account, is as follows:

                                                                   ALUMATHERM
                                                                 --------------
                                                                 (IN THOUSANDS)
      Property and Equipment....................................    $ 3,575
      Accounts Receivable.......................................      1,921
      Goodwill..................................................      9,873
      Other Assets..............................................        237
      Accounts Payable..........................................       (281)
      Other Liabilities.........................................       (722)
                                                                    -------
                                                                    $14,603
                                                                    =======

  The following table presents pro forma information for the combined entities of Lindberg Corporation and Alumatherm for the twelve months ended December 31, 1997 and 1996 assuming the acquisition had taken place at the beginning of the periods presented.

                                                 1997               1996
                                          ------------------ ------------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Unaudited
        Net Sales........................ $           98,962 $           81,806
        Earnings from Continuing
         Operations......................              7,831              5,181
        Net Earnings.....................              1,133              5,359
        Per Diluted Share:
          Earnings from Continuing
           Operations.................... $             1.59 $             1.07
          Net Earnings...................                .23               1.10

  Adjustments to the statements of earnings include additional depreciation and interest charges, goodwill amortization, the reduction of certain other expenses and income tax effects. The pro forma information is provided for illustrative purposes only and is not necessarily reflective of the future results of the Company or results of operations that would have actually occurred had the transaction been in effect for the periods presented.

                     LINDBERG CORPORATION AND SUBSIDIARIES

NOTE 3. DISCONTINUED OPERATIONS

  On December 22, 1997, the Board of Directors approved a plan to sell the Company's Precision Products business segment ("Precision Products"). Although difficult to predict, the Company expects to sell the segment during 1998. Precision Products is reported as discontinued operations, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of the business. The Precision Products segment consists of two aluminum die casting facilities (Impact Industries, Inc. and Arrow-Acme Company) and one aluminum semi-permanent mold foundry (Harris Metals).

  The estimated loss recorded during 1997 for the sale of Precision Products was $6.7 million, which included a reduction in asset values of $5.8 million and a provision for anticipated closing costs and operating losses until disposal of $.9 million. The loss was reported net of an income tax benefit of $.8 million, for an after-tax loss of $5.9 million.

  The loss on the sale of Precision Products was based on estimates of the proceeds expected to be realized on the sale of the operations. The amounts the Company will ultimately realize could differ materially from the amounts assumed in arriving at the loss on disposal of the discontinued operations. Summary operating results of the discontinued operations for 1997, 1996 and 1995 are as follows:

                                                        1997     1996    1995
                                                       -------  ------- -------
                                                           (IN THOUSANDS)
      Net sales....................................... $34,567  $41,244 $54,037
      Costs and expenses..............................  35,835   40,945  51,580
                                                       -------  ------- -------
      Earnings (loss) before taxes....................  (1,268)     299   2,457
      Provision (benefit) for income taxes............    (514)     121     995
                                                       -------  ------- -------
      Net income (loss)............................... $  (754) $   178 $ 1,462
                                                       =======  ======= =======

  At December 31, 1997, net assets of the discontinued operations of approximately $17.5 million consisted of $7.4 million of net current assets, $14.2 million of equipment and $2.6 million of other net assets, less the allowance for the estimated loss on disposal.

NOTE 4. INCOME TAXES

  The major components of the provision for income taxes for 1997, 1996 and 1995 are as follows:

                                                         CURRENT DEFERRED TOTAL
                                                         ------- -------- ------
                                                             (IN THOUSANDS)
      1997
        Federal......................................... $3,448    $269   $3,717
        State...........................................    800      51      851
        Canadian........................................    107     --       107
                                                         ------    ----   ------
                                                         $4,355    $320   $4,675
                                                         ======    ====   ======
      1996
        Federal......................................... $2,142    $386   $2,528
        State...........................................    620      74      694
        Canadian........................................     54      17       71
                                                         ------    ----   ------
                                                         $2,816    $477   $3,293
                                                         ======    ====   ======
      1995
        Federal......................................... $1,852    $211   $2,063
        State...........................................    737      40      777
                                                         ------    ----   ------
                                                         $2,589    $251   $2,840
                                                         ======    ====   ======

                     LINDBERG CORPORATION AND SUBSIDIARIES

  The provision for income taxes includes deferred tax expense (benefit) resulting from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:

                                                               1997  1996 1995
                                                               ----  ---- -----
                                                               (IN THOUSANDS)
      Depreciation............................................ $158  $137 $  88
      Restructuring Activities................................  --    --    385
      Environmental Control Activities........................  (49)  241  (370)
      Other...................................................  211    99   148
                                                               ----  ---- -----
                                                               $320  $477 $ 251
                                                               ====  ==== =====

  The differences between the provision for income taxes at the statutory rate and that shown in the consolidated statements of earnings are summarized as follows:

                                                            1997   1996   1995
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
      Consolidated Pretax Earnings at Statutory Rate...... $3,956 $2,765 $2,384
      State Income Taxes, Net of Federal Tax Benefit......    614    429    370
      Other...............................................    105     99     86
                                                           ------ ------ ------
                                                           $4,675 $3,293 $2,840
                                                           ====== ====== ======

  Significant components of the Company's deferred tax liabilities and assets at December 31, 1997, and 1996 are as follows:

                                                                1997     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
      Deferred Tax Liabilities:
      Tax Depreciation Over Book.............................  $(6,104) $(7,452)
      Reserve for Discontinued Operations....................     (840)     --
      Other Liabilities......................................     (482)    (398)
                                                               -------  -------
       Total Deferred Tax Liabilities........................  $(7,426) $(7,850)
                                                               =======  =======
      Deferred Tax Assets:
      Reserves Not Deducted for Tax..........................  $   761  $   829
      Employee Benefit Provisions in Excess of Cash Payments.    1,221    1,266
      Other Assets...........................................      148      324
                                                               -------  -------
       Total Deferred Tax Assets.............................  $ 2,130  $ 2,419
                                                               -------  -------
       Net Deferred Tax Liability............................  $(5,296) $(5,431)
                                                               =======  =======
      Included in Balance Sheet in:
      Prepaid and Refundable Income Taxes....................  $   853  $ 1,417
      Deferred Income Taxes..................................   (6,149)  (6,848)
                                                               -------  -------
                                                               $(5,296) $(5,431)
                                                               =======  =======

                     LINDBERG CORPORATION AND SUBSIDIARIES

NOTE 5. DEBT

  Long-term debt consists of the following:

                                                                1997     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
      Senior Notes............................................ $10,000  $10,000
      Revolving Credit........................................  17,800   10,700
      Notes Payable...........................................   8,366      901
                                                               -------  -------
                                                                36,166   21,601
      Less-Current Maturities................................. (10,303)    (901)
                                                               -------  -------
                                                               $25,863  $20,700
                                                               =======  =======

  In April 1994, the Company entered into an unsecured revolving credit agreement (the "Agreement") with two banks which provided for a line of credit of $20,000,000 and a term loan of $7,000,000.

  In November 1995, the Company refinanced its debt. Ten million dollars of senior notes were issued, the proceeds of which were used to retire the outstanding balance of the Company's term loan and a portion of the outstanding balance on its revolving credit facility. The notes bear interest at 7.16% annually and have a seven-year final maturity. Equal annual principal payments on the notes commence on the third anniversary of closing and continue on each anniversary date through the life of the notes. In conjunction with the refinancing, the Company and its banks amended the Agreement to allow for the issuance of the senior notes and to terminate the term loan.

  In February 1996, the Agreement was amended to increase the total facility by $5 million to $25 million. The total facility was further increased by $10 million to $35 million in September 1997 and amended in February 1998 to increase the facility $10 million to $45 million. Additionally, the February 1998 amendment extended the maturity date of the Agreement to April 2000.

  The Company may choose from two interest rate alternatives (i) the bank's reference rate (prime rate) and (ii) a Eurodollar loan rate plus an applicable margin based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The effective interest rates for the Agreement were 6.6% and 6.7% during 1997 and 1996, respectively; the year-end rates were 6.7% and 6.5% for 1997 and 1996, respectively.

  The revolving credit and senior note agreements contain various covenants which, among others, restrict the ability of the Company to pay dividends beyond certain limits and require the Company to meet certain financial ratios. In February 1998, certain covenants in the Agreement and in the senior notes were modified.

  The Company also has a second agreement which provides for the issuance of letters of credit, up to a maximum of $5,000,000. At December 31, 1997, a letter of credit totaling $4,500,000 was issued in accordance with an insurance agreement.

  Annual maturities of long-term debt, excluding the revolving credit agreement, for the five years following December 31, 1997 are $10,303,000, $2,063,000, $2,000,000, $2,000,000 and $2,000,000, respectively.

NOTE 6. LEASES

  The Company has a number of lease agreements related to the rental of production and administrative facilities and equipment. These are of varying terms and extend as far as the year 2007.

                     LINDBERG CORPORATION AND SUBSIDIARIES

  The following is a schedule of estimated future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1997:

                                                                OPERATING LEASES
                                                                ----------------
                                                                 (IN THOUSANDS)
      1998.....................................................      $1,703
      1999.....................................................       1,635
      2000.....................................................       1,174
      2001.....................................................         882
      2002.....................................................         709
      Thereafter...............................................       1,220
                                                                     ------
          Total minimum payment required.......................      $7,323
                                                                     ======

  The total rent expense for 1997, 1996 and 1995 was $1,765,000, $1,412,000, and $1,086,000, respectively.

  No sublease income is due after 1997.

NOTE 7. EMPLOYEE BENEFITS

  The Company and its subsidiaries have various defined benefit pension plans covering many of their employees. The pension expense related to these plans for 1997, 1996 and 1995 was $391,000, $455,000, and $31,000, respectively, which included amortization of past service cost over 30 years. The standards utilized by the Company to fund the pension plans satisfy the minimum funding requirements under the provisions of ERISA.

  Net periodic pension cost for 1997, 1996 and 1995 included the following components:

                                                     1997     1996     1995
                                                    -------  -------  -------
                                                        (IN THOUSANDS)
      Service Cost--Benefits Earned During the
       Period...................................... $   727  $   776  $   533
      Interest Cost on Projected Benefit
       Obligations.................................   1,226    1,158    1,076
      Return on Plan Assets........................  (3,760)  (2,436)  (3,194)
      Net Amortization and Deferral................   2,198      957    1,616
                                                    -------  -------  -------
                                                       $391  $   455  $    31
                                                    =======  =======  =======

                     LINDBERG CORPORATION AND SUBSIDIARIES

  Table 1 summarizes the funded status of the plans and provides a reconciliation to the long-term pension liability recorded on the Company's consolidated balance sheets at December 31, 1997 and 1996.

                   TABLE 1: RECONCILIATION OF FUNDED STATUS
                                (IN THOUSANDS)

                          ASSETS EXCEED  ACCUMULATED  ASSETS EXCEED  ACCUMULATED
                           ACCUMULATED    BENEFITS     ACCUMULATED    BENEFITS
                            BENEFITS    EXCEED ASSETS   BENEFITS    EXCEED ASSETS
                              1997          1997          1996          1996
                          ------------- ------------- ------------- -------------
Actuarial Present Value
 of Benefit
 Obligations:
Vested Benefit
 Obligations............    $(11,834)      $(1,345)     $(10,807)      $(1,805)
Accumulated Benefit
 Obligations............     (12,375)       (1,535)      (11,295)       (2,028)
Projected Benefit
 Obligations............     (15,969)       (1,787)      (14,593)       (2,255)
Plan Assets at Fair
 Value..................      20,796           383        17,592           714
                            --------       -------      --------       -------
Plan Assets in Excess of
 (or less than)
 Projected Benefit
 Obligations............       4,827        (1,404)        2,999        (1,541)
Unrecognized Net (Gain)
 Loss...................      (4,647)          519        (2,452)          619
Unrecognized Net
 (Assets) Obligations
 Amortized over Average
 Remaining
 Service Period of the
 Employee
 Workforce..............        (919)           73        (1,100)          109
Unrecognized Prior
 Service Cost...........         195           191           269           238
Long-Term Balance Sheet
 Liability..............         --           (531)          --           (738)
                            --------       -------      --------       -------
Long-Term Pension
 Liability..............    $   (544)      $(1,152)     $   (284)      $(1,313)
                            ========       =======      ========       =======


  The discount rate used in determining the projected benefit obligation was 7.50% in 1997 and 1996. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5.0% and 9.0%, respectively, in both 1997 and 1996.

  The Company and its subsidiaries also have various defined contribution plans. The Company matches 50% of the participants' contributions up to 4% of compensation. Additionally, the Company also contributes one percent of each employee's compensation for all employees who are not participants in a defined benefit plan, have six months of service, and who are still participants in the 401(k) savings plan at the end of the year. The Company made distributions for contributions and related expenses of $598,000, $544,000, and $499,000 to these defined contribution plans in 1997, 1996 and 1995, respectively.

  The Company provides no other postretirement benefits other than the benefit plans listed above.

NOTE 8. STOCK OPTIONS

  In 1991, the Board of Directors and stockholders approved a stock option plan for key employees. The plan provides for the issuance, from time to time, of options to purchase shares of the Company's common stock at prices not less than 100% of the fair market value of the stock at the time an option is granted. In 1995, the plan was amended to increase the reserve of common stock available for issuance upon the exercise of options to

                     LINDBERG CORPORATION AND SUBSIDIARIES

675,000 shares. The following table summarizes information as to options granted, exercised, cancelled and outstanding under this plan and options still available under a similar plan which expired in 1991.

                                                                 AVERAGE OPTION
                                                        SHARES   PRICE PER SHARE
                                                        -------  ---------------
      Outstanding, December 31, 1994................... 318,400       $6.20
      Options exercised during year.................... (10,375)       3.77
      Options cancelled during year....................  (1,250)       4.63
                                                        -------       -----
        Outstanding, December 31, 1995................. 306,775        6.29
      Options granted during year......................  72,900        7.50
      Options exercised during year.................... (51,750)       5.29
      Options cancelled during year....................  (9,700)       7.30
                                                        -------       -----
        Outstanding, December 31, 1996................. 318,225        6.70
      Options granted during year......................  73,900        9.00
      Options exercised during year.................... (56,125)       6.26
      Options cancelled during year.................... (26,300)       7.52
                                                        -------       -----
        Outstanding, December 31, 1997................. 309,700       $7.26
                                                        =======       =====

  The Company adopted the disclosure-only option under SFAS 123, "Accounting for Stock Based Compensation" (SFAS 123), as of December 31, 1996. As such, the Company continues to account for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net earnings and net earnings per share would have been the following:

                                               1997               1996
                                        ------------------ ------------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Earnings From Continuing
       Operations
        As reported.................... $            6,961 $            4,838
        Pro forma......................              6,796              4,745
      Net Earnings
        As reported....................                263              5,016
        Pro forma......................                165              4,961
      Diluted Earnings Per Share:
      Earnings From Continuing
       Operations
        As reported.................... $             1.41 $              .99
        Pro forma......................               1.38                .98
      Net Earnings
        As reported....................                .05               1.03
        Pro forma......................                .03               1.02

  Since SFAS 123 does not apply to options granted prior to January 1, 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years.

  The fair values of the option grants are estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.7% and 6.5%; dividend yields of 2.1% and 3.2%; volatility of 40.1% and 46.0%; and an average expected life of 5 years for both 1997 and 1996. The options vest ratably over 4 years. The fair value of options granted during 1997 and 1996 were calculated to be $3.29 and $2.83, respectively.

                     LINDBERG CORPORATION AND SUBSIDIARIES

  In 1991, the stockholders approved a stock option plan for members of the Board of Directors who are not employees of the Company, covering a maximum of 72,000 shares. In 1997, this plan was amended to increase the reserve of common stock available for issuance upon the exercise of options to 150,000 shares and to remove the termination date of the plan, among other changes. Under the terms of this plan, options to purchase an aggregate of 75,000 shares have been granted. The average exercise price for these options is $7.74 per share. At December 31, 1997, 75,000 shares were available for future grant.

NOTE 9. RELATED PARTY

  The Company holds an 18% equity interest in Thixomat, Inc., a Company formed to promote and commercialize Thixomolding(TM) technology. The Chairman of Thixomat serves on the Board of Directors of Lindberg, and is also the President and Chief Executive Officer of University Science Partners, Inc., which holds a 40% equity interest in Thixomat. In addition, Lindberg holds a seat on Thixomat's Board of Directors. At December 31, 1997, the Company held a $434,000 equity investment in Thixomat.

NOTE 10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to various lawsuits and claims arising in the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the financial condition or results of operations of the Company.

  The Company employs some environmentally hazardous materials. The Company has made expenditures to comply with laws and regulations relating to the protection of the environment, including studies, investigations and remediation of ground contamination, and expects to make such expenditures in the future in its efforts to comply with existing and future requirements. While such expenditures to date have not materially affected the Company's capital expenditures, competitive position, financial condition, or results of operations, there can be no assurance that more stringent regulation or enforcement in the future will not have such effects.

  In some cases, the Company has notified state authorities of a possible need for remediation at sites it previously operated, or currently operates. At all such sites, costs which may be incurred are difficult to predict accurately until the level of contamination is determined, and would be subject to increase if more contamination is discovered during investigation or remediation or if state authorities require more remediation than anticipated. Such costs may be less if the contamination proves to be less than currently expected, and to the extent costs are covered by insurance or are allocable to others.

  The Company has also been notified by various state and federal governmental authorities that they believe it may be a "potentially responsible party" or otherwise have responsibility with respect to clean-up obligations at three waste disposal sites which were never owned or operated by the Company. The Company is participating in negotiations for settlement with the relevant authorities or other parties believed by the Company to be responsible for clean-up obligations and further believes its responsibility to be of a minor nature. Management believes that the ultimate outcome will not have a material effect on the Company's financial condition or results of operations.

  At December 31, 1997, the Company had reserves of approximately $900,000 to cover future anticipated costs. The Company has estimated a range of costs in establishing these reserves. Such reserves give no effect to possible recoveries from insurers or other potentially responsible parties nor do they reflect any discount for the several years over which investigation or remediation amounts may be paid out.

                     LINDBERG CORPORATION AND SUBSIDIARIES

NOTE 11. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for 1997 and 1996 are shown in Table 2.

                 TABLE 2: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  QUARTER ENDED
                                    MARCH 31  JUNE 30  SEPTEMBER 30 DECEMBER 31
                                    --------  -------  ------------ -----------
                                       (IN THOUSANDS EXCEPT FOR PER SHARE
                                                    AMOUNTS)
1997
Net Sales.......................... $20,646   $20,750    $20,955        $26,433
Gross Profit.......................   5,472     5,777      5,381          8,462
Earnings From Continuing
 Operations........................   1,311     1,822      1,547          2,281
Loss From Discontinued Operations..    (206)      (15)      (200)        (6,277)
                                    -------   -------    -------        -------
  NET EARNINGS (LOSS).............. $ 1,105   $ 1,807    $ 1,347        $(3,996)
                                    =======   =======    =======        =======
Basic Earnings Per Share:
Earnings From Continuing
 Operations........................ $   .27   $   .38    $   .32        $   .47
Loss From Discontinued Operations..    (.04)      --        (.04)         (1.30)
                                    -------   -------    -------        -------
  NET EARNINGS (LOSS).............. $   .23   $   .38    $   .28        $  (.83)
                                    =======   =======    =======        =======
Diluted Earnings Per Share:
Earnings From Continuing
 Operations........................ $   .27   $   .37    $   .31        $   .46
Loss From Discontinued Operations..    (.04)      --        (.04)         (1.25)
                                    -------   -------    -------        -------
  NET EARNINGS (LOSS).............. $   .23   $   .37    $   .27        $  (.79)
                                    =======   =======    =======        =======
1996
Net Sales.......................... $17,742   $18,374    $18,262        $18,398
Gross Profit.......................   4,664     5,209      4,903          5,481
Earnings From Continuing
 Operations........................     925     1,185      1,050          1,678
Earnings (Loss) From Discontinued
 Operations........................     318       285         19           (444)
                                    -------   -------    -------        -------
  NET EARNINGS..................... $ 1,243   $ 1,470    $ 1,069        $ 1,234
                                    =======   =======    =======        =======
Basic Earnings Per Share:
Earnings From Continuing
 Operations........................ $   .20   $   .25    $   .22        $   .35
Earnings (Loss) From Discontinued
 Operations........................     .07       .06        --            (.09)
                                    -------   -------    -------        -------
  NET EARNINGS..................... $   .27   $   .31    $   .22        $   .26
                                    =======   =======    =======        =======
Diluted Earnings Per Share:
Earnings From Continuing
 Operations........................ $   .19   $   .24    $   .22        $   .34
Earnings (Loss) From Discontinued
 Operations........................     .07       .06        --            (.09)
                                    -------   -------    -------        -------
  NET EARNINGS..................... $   .26   $   .30    $   .22        $   .25
                                    =======   =======    =======        =======

  The quarter ended December 31, 1997 includes a net charge of $5,944,000 related to the discontinuance of the Company's Precision Products segment.

                     LINDBERG CORPORATION AND SUBSIDIARIES

NOTE 12. STOCKHOLDER RIGHTS PLAN

  In 1996, the Company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. The rights become exercisable after a person or group acquires beneficial ownership of 20% or more of the common stock of the Company or publicly announces a tender offer or exchange offer for 20% or more of the common stock. Initially, each right will entitle its holder to buy one share of common stock of the Company at an exercise price of $40 per share. If a person or group acquires beneficial ownership of 20% or more of the outstanding common stock of the Company: 1.) each right will entitle its holder to purchase shares of common stock of the Company at one-half their market price, or, in certain circumstances, at their par value (currently $2.50 per share) and 2.) if the Company or its assets are acquired in certain merger or other transactions, holders of rights may acquire common stock of the acquiring Company having a market value of twice the exercise price of the right. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the reduced purchase price. The rights, which do not have voting rights, will expire on November 21, 2006 and may be redeemed by the Company's board of directors at a price of $.01 per right prior to their expiration or the accumulation of 20% or more of the Company's common stock.

NOTE 13. SUBSEQUENT EVENT

  On January 16, 1998, the Company acquired all of the outstanding shares of both Industrial Steel Treating Co. and Fabriform Metal Brazing, Inc., heat treating companies in the Los Angeles area, for $11 million. The acquisitions were funded with borrowings under the revolving credit agreement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDIC-TION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPEC-TUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS COR-RECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             --------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Statement Concerning Forward-Looking Statements...........................   7
Risk Factors..............................................................   7
Use of Proceeds...........................................................  10
Price Range of the Common Stock; Dividend Policy..........................  11
Capitalization............................................................  12
Selected Consolidated Financial Data......................................  13
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  14
Business..................................................................  19
Management................................................................  28
Principal Stockholders....................................................  30
Description of Capital Stock..............................................  32
Underwriting..............................................................  34
Legal Matters.............................................................  35
Experts...................................................................  35
Available Information.....................................................  35
Incorporation of Certain Documents by Reference...........................  36
Index to Financial Statements............................................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             1,000,000 SHARES

                                      LOGO

                                  COMMON STOCK


                                   PROSPECTUS


                             ABN AMRO INCORPORATED

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                         , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table shows estimates of the various expenses to be paid by Lindberg Corporation in connection with the registration of the Common Stock offered pursuant to this Registration Statement.

      Securities and Exchange Commission Registration Fee*............. $ 10,806
      National Association of Securities Dealers, Inc. Filing Fee*.....    4,167
      Legal Fees.......................................................  125,000
      Accounting Fees..................................................   43,000
      Nasdaq Listing Fee*..............................................   17,500
      Printing Costs...................................................   90,000
      Miscellaneous....................................................    9,527
                                                                        --------
          Total........................................................ $300,000
                                                                        ========

--------
*Actual.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's directors and officers are and will be indemnified against certain liabilities in accordance with the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and bylaws of the Company. The Certificate of Incorporation requires the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the DGCL except for any suit brought by a director or officer without the prior approval of the Board of Directors. The DGCL permits a corporation to indemnify its directors and officers, among others, against expenses (including reasonable attorneys' fees) judgments, penalties, fines and settlements they incur actually and reasonably in connection with any proceeding to which they are a party by reasons of their service in those or other capacities provided that it is established that the director or officer acted in good faith and in a manner he or she reasonably believed to be in and not opposed to the best interests of the Company and, in the case of any criminal action, he or she had no reasonable cause to believe his or her conduct was unlawful.

  The Company has an insurance policy, which insures its directors and officers against certain liabilities which they might incur in connection with the performance of their duties.

ITEM 16. EXHIBITS

  The exhibits to this registration statement are listed in the exhibit index which follows the signature page and which is hereby incorporated by reference.

ITEM 17. UNDERTAKINGS

  (a) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROSEMONT, STATE OF ILLINOIS, ON JULY 27, 1998.

                                          Lindberg Corporation

                                                  /s/ Leo G. Thompson
                                          By___________________________________
                                                      Leo G. Thompson
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES INDICATED BELOW ON JULY 27, 1998.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


          /s/ Leo G. Thompson               President, Chief Executive Officer and
___________________________________________   Director
              Leo G. Thompson

         /s/ Stephen S. Penley              Senior Vice President, Chief Financial
___________________________________________   Officer and Principal Financial and
             Stephen S. Penley                Accounting Officer

         /s/ George H. Bodeen               Director
___________________________________________
             George H. Bodeen

         /s/ Raymond F. Decker              Director
___________________________________________
           Dr. Raymond F. Decker

          /s/ Raymond A. Jean               Director
___________________________________________
              Raymond A. Jean

           /s/ John W. Puth                 Director
___________________________________________
               John W. Puth

         /s/ J. Thomas Schanck              Director
___________________________________________
             J. Thomas Schanck

                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
    1.1      Form of Amended Underwriting Agreement.
    2.1      Purchase Agreement dated October 1, 1997 among Aerospace Aluminum
             Heat Treating Company, Alta Canada Corporation and Lindberg
             Corporation (incorporated by reference to Exhibit 2.1 of the
             Company's Current Report on Form 8-K dated October 1, 1997,
             Commission file No. 0-8287).
    2.2      Purchase Agreement dated January 16, 1998 among the stockholders of Industrial Steel Treating Co. and Lindberg Corporation
             (incorporated by reference to Exhibit 2 of the Company's Current
             Report on Form 8-K filed dated January 16, 1998, Commission file
             No. 0-8287).
    2.3      Purchase Agreement dated April 16, 1998 among the stockholders of
             Houston Heat Treating Company and Lindberg Corporation
             (incorporated by reference to Exhibit 2.1 of the Company's Current
             Report on Form 8-K filed on April 23, 1998, Commission file No. 0-
             8287).
    3.1      Composite Certificate of Incorporation, as amended through April
             24, 1998 (incorporated by reference to Exhibit 3.1 of the
             Company's Quarterly Report on Form 10-Q for the quarter ended
             March 31, 1998, Commission file No. 0-8287).
    3.2      Certificate of Incorporation effective as of February 11, 1976
             (incorporated by reference to Exhibit 1 of the Company's Annual
             Report on Form 10-K for the year ended December 31, 1996,
             Commission file No. 0-8287).
    3.3      Certificate of Amendment of Certificate of Incorporation effective as of May 9, 1979 (incorporated by reference to Exhibit 3.2 of the
             Company's Quarterly Report on Form 10-Q for the quarter ended
             March 31, 1995, Commission file No. 0-8287).
    3.4      Certificate of Amendment of Certificate of Incorporation effective as of April 24, 1987 (incorporated by reference to page 6 of the
             Company's Definitive Proxy Statement on Schedule 14A filed with the Commission in connection with the Company's 1987 annual meeting of stockholders, Commission file No. 0-8287).
    3.5      Certificate of Amendment of Certificate of Incorporation effective as of April 24, 1998 (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended
             March 31, 1998, Commission file No. 0-8287).
    3.6      Amended and Restated By-laws, as amended through October 23, 1996
             (incorporated by reference to Exhibit 3.4 of the Company's Annual
             Report on Form 10-K for 1996, Commission file No. 0-8287).
    4.0      Specimen Common Stock Certificate.*
    4.1      Amended and Restated Credit Agreement dated as of April 28, 1994 the Company, various financial institutions and Continental Bank
             N.A (now Bank of America National Trust and Savings Association),
             as agent (incorporated by reference to Exhibit 4.2 of the
             Company's Current Report on Form 8-K dated April 29, 1994,
             Commission file No. 0-8287).
    4.2      First Amendment to Amended and Restated Credit Agreement dated as of November 2, 1995 (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended
             September 30, 1995, Commission file No. 0-8287).
    4.3      Second Amendment to Amended and Restated Credit Agreement dated as of January 31, 1996 (incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for 1995, Commission file
             No. 0-8287).

--------
*  Previously filed.

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
    4.4      Third Amendment to Amended and Restated Credit Agreement dated as of September 29, 1997 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 1, 1997,
             Commission file No. 0-8287).
    4.5      Fourth Amendment to Amended and Restated Credit Agreement dated as of February 10, 1998 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for 1997, Commission file
             No. 0-8287).
    4.6      Note Agreement dated as of October 15, 1995 (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form
             10-Q for the quarter ended September 30, 1995, Commission file No.
             0-8287).
    4.7      Rights Agreement dated November 21, 1996 between the Company and
             Harris Trust and Savings Bank, as Rights Agent (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form
             8-K filed on December 6, 1996, Commission file No. 0-8287).
    5.1      Opinion of Bell, Boyd & Lloyd.
   10.1      Description of Bonus Program (incorporated by reference to page 6 of the Company's Definitive Proxy Statement on Schedule 14A filed with the Commission in connection with the Company's 1996 annual meeting of stockholders, Commission file No. 0-8287).
   10.2      Consulting Agreement between the Company and George H. Bodeen dated October 25, 1990 (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for 1990, Commission
             file No. 0-8287).
   10.3      Amended and Restated 1991 Stock Option Plan for Key Employees
             (incorporated by reference to the Company's Definitive Proxy
             Statement on Schedule 14A filed with the Commission in connection with the Company's 1995 annual meeting of stockholders, Commission file No. 0-8287).
   10.4      Amended and Restated 1991 Stock Option Plan for Directors
             (incorporated by reference to the Company's Definitive Proxy
             Statement on Schedule 14A filed with the Commission in connection with the Company's 1997 annual meeting of stockholders, Commission file No. 0-8287).
   10.5      Employment Agreement dated September 17, 1996, between the Company and Leo G. Thompson (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended
             September 30, 1996, Commission file No. 0-8287).
   10.6      Employment Agreement dated September 17, 1996, between the Company and Stephen S. Penley (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, Commission file No. 0-8287).
   11.1      Computation of Per Share Earnings (incorporated by reference to
             Exhibit 11 to the Company's Annual Report on Form 10-K for the
             year ended December 31, 1997 and Exhibit 11 to the Company's
             Quarterly Report on Form 10-Q for the quarter ended March 31,
             1998, Commission file No. 0-8287).
   23.1      Consent of Bell, Boyd & Lloyd (included in Exhibit 5.1).
   23.2      Consent of Arthur Andersen LLP.

                                       2